EXHIBIT 1.1
PURCHASE AGREEMENT

dated as of June 18, 2009

by and among

COLUMBIA PROPERTIES NEW ORLEANS, L.L.C., as Seller,

AB CASINO ACQUISITION LLC, as Buyer

and

PENINSULA GAMING PARTNERS, LLC, as PGP

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of June 18, 2009, by and among Columbia Properties New Orleans, L.L.C., a Louisiana limited liability company (“Seller”), AB Casino Acquisition LLC, a Delaware limited liability company (“Buyer”), and, solely for purposes of Sections 2.2(c), 6.7(a)(2), 8.2, 11.3(a), 11.11 and 11.16, Peninsula Gaming Partners, LLC (“PGP”).  Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Section 11.1 hereof.

WHEREAS, Seller is the sole member of Belle of Orleans, L.L.C., a Louisiana limited liability company (the “Company”), and owns all of the outstanding membership interests of the Company (the “LLC Interests”);

WHEREAS, the Company owns the Property commonly known as the Amelia Belle Casino;

WHEREAS, Seller believes that it is in the best interests of Seller to sell the LLC Interests on the terms and subject to the conditions set forth herein; and

WHEREAS, Buyer desires to purchase all of the LLC Interests, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, the parties hereto, in consideration of the foregoing and of the mutual representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

ARTICLE I

PURCHASE AND SALE OF LLC INTERESTS

Section 1.1 Purchase and Sale of LLC Interests. Upon the terms and subject to the conditions set forth in this Agreement, Buyer agrees to purchase, acquire and accept from Seller, and Seller agrees to sell, transfer, assign, convey and deliver to Buyer, at the Closing, all of the LLC Interests, free and clear of any Liens, for the Purchase Price.

PURCHASE PRICE AND ESCROW FUNDS

Section 2.1 Purchase Price.  In consideration for the sale, transfer, conveyance and delivery of the LLC Interests pursuant to Section 1.1, at the Closing Buyer shall deliver, or cause to be delivered, subject to Section 2.2, by wire transfer of immediately available funds to an account or accounts designated by Seller prior to the Closing, an amount equal to (A) one hundred six million five hundred thousand dollars ($106,500,000), (B)(x) plus the Estimated Working Capital Excess (as defined in Section 2.4 hereof, which in no event shall equal an amount greater than three million dollars ($3,000,000)) or, as the case may be, (y) minus the Estimated Working Capital Deficiency (as defined in Section 2.4 hereof), as determined in accordance with Section 2.4 hereof, subject to subsequent final adjustment using the Final Working Capital Adjustment as provided for in Section 2.5 hereof, which shall be payable pursuant to Section 2.5(c) hereof (collectively, the “Purchase Price”).

Section 2.2 Escrow Funds

(a) Concurrent with, or prior to, the execution hereof, Buyer has deposited a lump sum (the “Original Deposit”) equal to ten million dollars ($10,000,000) (such amount, including any interest or earnings accrued thereon, the “Escrow Funds”) with U.S. Bank, N.A. (the “Escrow Agent”) pursuant to an escrow agreement dated as of the date hereof and attached hereto as Exhibit A (the “Escrow Agreement”), which was executed and delivered by Seller, Buyer and the Escrow Agent.  The Escrow Funds shall be (i) held by the Escrow Agent in escrow as a deposit paid by Buyer and credited against the Purchase Price at the Closing, and (ii) promptly released by the Escrow Agent to Buyer or Seller, as applicable, in each case, pursuant to the terms of, and at the times prescribed by, this Section 2.2, Section 8.4 and Article IX hereof and the Escrow Agreement.  At Closing, the Escrow Funds will be applied as set forth in Section 2.2(d) below.

(b) Subject to Section 2.2(c), on or prior to September 16, 2009 (such date, the “Financing Deadline”), Buyer shall (i) obtain the Financing (as defined in Section 6.15 hereof), which Financing shall be in the amount necessary to consummate the transactions contemplated herein, including payment in full of the Purchase Price, and (ii) provide confirmation that it has obtained the Financing to Seller by delivery of a written certification signed by an executive officer of Buyer, which shall include details and evidence of the Financing as are reasonably satisfactory to Seller.

(c) Subject to Section 2.2(b), in the event that the Financing has not been obtained by Buyer on or prior to the Financing Deadline, and each of (1) the conditions set forth in Sections 7.2(a) and 7.2(b) are satisfied at the Financing Deadline, and (2) the Vessel is Fully Operational at the Financing Deadline, then Buyer and PGP, jointly and severally, shall, on or prior to the second Business Day following the Financing Deadline, deposit with the Escrow Agent an additional five million dollars ($5,000,000) (the “Additional Deposit,” which shall, together with any interest or earnings accrued thereon, be considered “Escrow Funds” for all purposes of this Agreement); provided, however, that if the condition set forth in clause (1) of this Section 2.2(c) is satisfied at the Financing Deadline, but the condition set forth in clause (2) of this Section 2.2(c) is not satisfied at the Financing Deadline, and subsequently, the condition set forth in clause (1) of this Section 2.2(c) remains satisfied and the condition set forth in clause (2) of this Section 2.2(c) becomes satisfied, then the Additional Deposit shall be made on or prior to the fifth Business Day following the first date both such conditions are satisfied.  If the Additional Deposit is not timely made, if applicable, as provided in this Section 2.2, Seller may terminate this Agreement, subject to the provisions of Article VIII, and, following such termination, Seller may (i) retain the Original Deposit and (ii) bring suit against Buyer (or PGP under Section 11.16) for the amount of the Additional Deposit.

(d) At the Closing, a portion of the Escrow Funds then on deposit equal to (i) five million dollars ($5,000,000) shall be retained under the Escrow Agreement and will be available to satisfy any indemnification claims of Buyer under Article IX hereof, as more fully set forth in, and pursuant to, the terms of the Escrow Agreement, and (ii) an amount that the parties reasonably agree (regardless of the amount reserved for any Seller Pre-Closing Obligations by Seller or the Company) is sufficient to cover all Seller Pre-Closing Obligations known at the time of the Closing shall be retained under the Escrow Agreement and will be available to Seller or Buyer after the Closing to satisfy (in whole or in part) or reimburse either of them for any such Seller Pre-Closing Obligations, as more fully set forth in, and pursuant to, the terms of the Escrow Agreement (both of (i) and (ii) together, and any interest or earnings accrued thereon, shall be deemed to constitute the “Escrow Funds” on and after the Closing for all purposes of this Agreement).  If, during the sixty (60) day period following the Closing Date, the parties reasonably agree that an amount previously assigned to a Seller Pre-Closing Obligation pursuant to this Section 2.2(c) should be amended, then the amount of the aggregate Seller Pre-Closing Obligations retained under the Escrow Agreement pursuant to this Section 2.2(c) shall be amended to reflect such agreement.

Section 2.3 Tax Treatment; Allocation of Purchase Price

(b) Buyer and Seller acknowledge and agree that the sale of the LLC Interests from Seller to Buyer pursuant to this Agreement is a sale of the Company’s assets (the “Assets”) by Wimar Tahoe Corporation (“Wimar”) to Buyer for all federal, state and local Tax purposes.   Buyer and Seller will file all Tax Returns in a manner consistent with such treatment, and will take no position inconsistent with such characterization for federal, state or local income Tax purposes, including in any audit or judicial or administrative proceeding.

(c) Buyer and Seller shall endeavor in good faith to agree on a method for allocating the Purchase Price, as it may be adjusted pursuant to this Article II and as determined for federal income tax purposes, including any Liabilities of the Company that are required to be treated as part of the Purchase Price for federal income tax purposes, among the assets of the Company that are to be acquired for federal income tax purposes on or prior to the Closing Date in accordance with Section 1060 of the Code and the Treasury Regulations thereunder and applicable state Law.  Within thirty (30) days following the Determination Date (as defined in Section 2.5(b) hereof), Buyer and Seller shall agree on the allocation of the Purchase Price subject to the adjustment pursuant to this Article II based on such method of allocation as agreed to by Buyer and Seller (or if no method has been agreed to, in accordance with Section 1060 of the Code and the Treasury Regulations thereunder and applicable state Law) (the “Purchase Price Allocation”).  If Buyer and Seller are unable to agree on the Purchase Price Allocation within thirty (30) days following the Determination Date, then any disputed matter(s) will be finally and conclusively resolved by the Auditor as promptly as practicable, and such resolution(s) will be reflected in the Purchase Price Allocation.  The fees and expenses of the Auditor shall be borne equally by Buyer and Seller.  Buyer and Seller agree to (a) be bound by the Purchase Price Allocation, (b) act in accordance with the Purchase Price Allocation in the filing of all Tax Returns (including filing IRS Form 8594 (and any supplemental or amended Form 8594) with their United States federal income Tax Return for the taxable year that includes the Closing Date) and in the course of any Tax audit, Tax review or Tax litigation relating thereto and (c) take no position, and cause its Affiliates to take no position, inconsistent with the Purchase Price Allocation for Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(d) Notwithstanding anything herein to the contrary, for purpose of the Purchase Price Allocation prepared under this Section 2.3, the amount paid for the LLC Interests, as adjusted, together with the liabilities assumed by Buyer shall be allocated among the Assets based on the following methodology, all in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder or other applicable Law:  (A)  the Class I assets, Class II assets, Class III assets and Class IV assets, each as defined in Treasury Regulation Section 1.338-6, shall be treated as having a fair market value equal to the net book value of such asset on the Closing Date; (B) the Class V assets, as defined in Treasury Regulation Section 1.338-6, shall have a fair market value determined as of the Closing Date; (C) any remaining amount after allocation to the assets in Classes I through V shall be allocated to the assets constituting Class VI or VII assets, as defined in U.S. Treasury Regulation §1.338-6; and (D) where the net book value of an asset is used in the allocation methodology set forth above, the parties hereof acknowledge and agree that such net book value is representative of the asset's fair market value.

Section 2.4 Initial Working Capital.  At least five (5) Business Days prior to the Closing Date, Seller shall deliver to Buyer an estimated balance sheet of the Company as of the Closing Date substantially in the form of the Balance Sheet (the “Pre-Closing Balance Sheet”) and a statement of Working Capital of the Company as of the Closing Date based on the Pre-Closing Balance Sheet (the “Pre-Closing Working Capital Statement”), which shall quantify in reasonable detail the items constituting such Working Capital. The Pre-Closing Balance Sheet shall be prepared in accordance with GAAP (as defined in Section 4.4 hereof) and on a basis consistent with the accounting policies, practices, procedures and principles used in preparing the Balance Sheet. The Pre-Closing Working Capital Statement will contain (i) a good faith estimate of the aggregate amount of Working Capital of the Company as of the Closing Date (the “Initial Working Capital”), which shall reflect adjustments substantially similar in form to those set forth in the Working Capital calculation as of March 31, 2009 attached as Annex I to Section 2.4 of the Seller Disclosure Letter (the “Adjustments”) and (ii) a statement of the amount by which (x) the Initial Working Capital exceeded the Working Capital Target Amount (such amount, the “Estimated Working Capital Excess”) or (y) the Working Capital Target Amount exceeds the Initial Working Capital (such amount, the “Estimated Working Capital Deficiency”).  Each of Buyer and Seller shall bear its own expenses in the preparation and review of the Pre-Closing Balance Sheet and Pre-Closing Working Capital Statement.

Section 2.5 Final Working Capital Adjustment.

(a) As soon as reasonably practicable following the Closing Date, but in no event more than sixty (60) days after the Closing Date, Buyer shall cause to be prepared and delivered to Seller an unaudited balance sheet of the Company as of the Closing Date in substantially the form of the Pre-Closing Balance Sheet (the “Closing Balance Sheet”) and a statement of Working Capital of the Company as of the Closing Date in substantially the form of the Pre-Closing Working Capital Statement (the “Working Capital Statement”), which shall quantify in reasonable detail the items constituting such Working Capital.  The Closing Balance Sheet shall be prepared in accordance with GAAP and on a basis consistent with the accounting policies, practices, procedures and principles used in preparing the Balance Sheet.  The Working Capital Statement will set forth the aggregate amount of Working Capital of the Company as of the Closing Date, and shall reflect the Adjustments (the “Closing Date Working Capital”).  Each of Seller and Buyer shall bear its own expenses in the preparation and review of the Closing Balance Sheet and the Working Capital Statement.  Subject to applicable Law, Seller will provide Buyer reasonable access to any of Seller’s records not otherwise available to Buyer as a result of the transactions contemplated by this Agreement, to the extent such records are reasonably related to the preparation of the Closing Balance Sheet and the Working Capital Statement.

(b) If Seller shall disagree with the calculation of Closing Date Working Capital or any element of the Closing Balance Sheet or Working Capital Statement relevant thereto, it shall, within fifteen (15) Business Days after its receipt of the Closing Balance Sheet and Working Capital Statement, notify Buyer of such disagreement in writing, setting forth in detail the particulars of such disagreement and Seller’s proposed adjustments to the Closing Balance Sheet or Closing Date Working Capital.  In connection therewith and subject to applicable Law, Buyer will provide Seller reasonable access to any of Buyer’s and the Property’s records, to the extent reasonably related to Seller’s review of the Working Capital Statement and the calculation of Closing Date Working Capital.  In the event that Seller does not provide such notice of disagreement within such fifteen (15) Business Day period, Seller shall be deemed to have accepted the Working Capital Statement and the calculation of the Closing Date Working Capital delivered by Buyer, which shall be final, binding and conclusive for purposes of this Agreement and not subject to any further recourse by Seller under any provision hereof, including Article IX hereof.  In the event any such notice of disagreement is timely delivered, Buyer and Seller, in conjunction with their respective independent accounting firms, shall use their commercially reasonable efforts for a period of fifteen (15) Business Days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculation of Closing Date Working Capital.  If, at the end of such period, they are unable to resolve such disagreements, then the Auditor shall resolve any such remaining disagreements.  The Auditor shall determine as promptly as practicable, but in no event more than thirty (30) days after the submission of such dispute to the Auditor, whether the Working Capital Statement was prepared in accordance with the standards set forth in this Agreement and, only with respect to the disagreements submitted to the Auditor, whether and to what extent (if any) the Closing Date Working Capital requires adjustment.  The Auditor shall promptly deliver to Buyer and Seller its determination in writing (along with a statement of reasons therefor), which determination shall be made subject to the definitions and principles set forth in this Agreement.  The fees and expenses of the Auditor shall be paid one-half by Buyer and one-half by Seller, except that if the determination is consistent with the position of Seller or Buyer, then the fees and expenses of the Auditor shall be paid entirely by the non-prevailing party.  The determination made by the Auditor shall be final, binding and conclusive for purposes of this Agreement and not subject to any further recourse by Buyer or Seller under any provision hereof, including Article IX.  The date on which the Closing Date Working Capital is finally determined in accordance with this Section 2.5 is hereinafter referred to as the “Determination Date.”

(c) Within five (5) Business Days following the Determination Date, the amount (which may be a positive or negative number) equal to (i) the Closing Date Working Capital minus (ii) the Initial Working Capital (the “Final Working Capital Adjustment”) shall be paid in cash by wire transfer of immediately available funds from Buyer to Seller (if the Final Working Capital Adjustment is a positive amount), or from Seller to Buyer (if the Final Working Capital Adjustment is a negative amount); provided, that notwithstanding anything to the contrary contained in this Agreement, Buyer shall not be required to pay an amount pursuant to this Section 2.5(c) that, together with the amount, if any, that Buyer paid for the Estimated Working Capital Excess pursuant to Section 2.1, is greater than three million dollars ($3,000,000) in the aggregate.

ARTICLE III

CLOSING

Section 3.1 Closing

Unless this Agreement is earlier terminated pursuant to Article VIII hereof, the closing of the transactions contemplated by this Agreement (the “Closing”), shall take place the second Business Day following satisfaction or waiver of the conditions set forth in Article VII hereof (other than those conditions to be satisfied or waived at the Closing) at 10:00 a.m. (local time) at the offices of Jones, Walker, Waechter, Poitevent, Carrere & Denigre L.L.P. located at 201 St. Charles Avenue, New Orleans, LA 70170, unless another time and place are agreed to by the parties (the date on which the Closing actually takes place is the “Closing Date”); provided, however, that in any event the Closing shall not take place prior to the earlier of (i) the date that Buyer obtains the Financing (which is expected to be obtained within three (3) Business Days following the satisfaction of the condition set forth in Section 7.1(b)), and (ii) the Outside Date.

Section 3.2 Deliveries at Closing.  The following deliverables will be made and executed, as applicable, by Buyer or Seller at or prior to the Closing:

(a) LLC Interests.  At the Closing, Seller shall deliver, or cause to be delivered, to Buyer the LLC Interests pursuant to a sale and transfer instrument reasonably acceptable to the respective counsel for Buyer and Seller.

(b) Purchase Price.  Buyer shall deliver, or cause to be delivered, cash in the amount of the Purchase Price payable at the Closing (less the amount of the Escrow Funds deposited with the Escrow Agent on the date hereof) pursuant to Section 2.1 hereof.

(c) Buyer Certificate.  Buyer shall deliver to Seller the certificate required by Section 7.3(c) hereof.

(d) Seller Certificates.  Seller shall deliver to Buyer the certificates required by Section 7.2(c) and 7.2(e) hereof.

(e) Company Customer List.  Seller shall deliver to Buyer the Company Customer List, which shall be in the format, and contain the information, set forth in Section 3.2(e) of the Disclosure Letter delivered by Seller to Buyer on the date of this Agreement (the “Seller Disclosure Letter”).

(f) Non-Foreign Affidavit.  Seller shall cause to be delivered to Buyer an affidavit dated as of the Closing Date certifying that Wimar is not a “foreign person” within the meaning of Section 1445 of the Code, substantially in the form of the sample certificate set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B).

(g) Tax Certificate.  Seller shall cause to be delivered a Letter of Good Standing from the State of Louisiana Department of Revenue with respect to any taxes of Wimar, Seller or the Company that, in each case, relate to the business conducted by the Company or the Assets, with an effective date not earlier than thirty (30) days prior to the Closing Date.

(h) Other Documents.  Each of the parties hereto shall deliver any other documents, instruments or agreements reasonably requested by the other party hereto that are reasonably necessary to consummate the transactions contemplated hereby and have not previously been delivered.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer, except as set forth herein or in the Seller Disclosure Letter, as follows:

Section 4.1 Organization of Seller and the Company.

(a) Seller is duly organized and validly existing under the Laws of its state of formation and has all requisite power and authority to carry on its business as now being conducted.  Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not have, or would not reasonably be expected to have, a Company Material Adverse Effect.

(b) The Company is duly organized and validly existing under the Laws of its state of formation and has all requisite power and authority to carry on its business as now being conducted, except as set forth in Section 4.1(b) of the Seller Disclosure Letter.  The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not have, or would not reasonably be expected to have, a Company Material Adverse Effect.  The Company does not have any Subsidiaries.  Seller has made available to Buyer copies of the organizational documents of the Company, as currently in effect.

Section 4.2 Authority; No Conflict; Required Filings and Consents.

(a) Seller has all requisite power and authority to enter into this Agreement and the other agreements contemplated hereby to which it is a party and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement and the other agreements contemplated hereby to which it is a party by Seller and the consummation by Seller of the transactions contemplated by this Agreement and the other agreements contemplated hereby to which it is a party have been duly authorized by all necessary action on the part of Seller.  Each of this Agreement and the other agreements contemplated hereby to which it is a party, has been, or, as applicable, will be prior to Closing, duly executed and delivered by Seller and, assuming the valid execution and delivery by all counterparties thereto, will constitute a valid and binding agreement of Seller enforceable against Seller in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(b) The execution and delivery of this Agreement by Seller does not, and the consummation by Seller of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the organizational documents of Seller or of the Company, (ii) except as set forth in Section 4.2(b) of the Seller Disclosure Letter, result in any violation or breach of, conflict with or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation, payment or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, or result in the creation of any Lien on any of the properties of Seller or the Company under, any of the terms, conditions or provisions of any Contract or obligation to which Seller or the Company is a party or by which Seller or the Company or any of their respective properties or assets may be bound except for such violations, breaches and consents or waivers which, if not obtained, would not have a Company Material Adverse Effect, or (iii) subject to the governmental filings and other matters referred to in Section 4.2(c) hereof, contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Entity or any other Person the right to revoke, withdraw, suspend, cancel, terminate or modify, any permit, concession, franchise, license, judgment or Law applicable to the Company or its properties or assets.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency, commission, gaming authority or other governmental authority or instrumentality or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (“Governmental Entity”) is required by or with respect to Seller or the Company in connection with the execution and delivery of this Agreement by Seller or the consummation by Seller of the transactions contemplated hereby, except for (i) any approvals or filing of notices required under the Gaming Laws, (ii) all required filings under the Hart-Scott Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”) being made and any waiting periods thereunder being terminated or expiring, (iii) such consents, approvals, orders authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with any Laws regulating the consumption, sale or serving of alcoholic beverages or the renaming or rebranding of the operations at the Property owned and operated by the Company, (iv) such other consents, approvals, orders, authorizations, permits, filings, registrations and declarations as may be required under the Laws of any jurisdiction in which Seller or the Company conducts any business or owns any assets, the absence of which would not delay or prevent the consummation of the transactions contemplated by this Agreement, and (v) any consents, approvals, orders, authorizations, permits, filings, registrations and declarations to be obtained by Buyer or any of its Subsidiaries, Affiliates or key employees (including under the Gaming Laws).

Section 4.3 Capitalization.  Seller is, and will be on the Closing Date, the owner of all of the LLC Interests free and clear of any Liens, which constitute all of the issued and outstanding membership interests of the Company.  All the LLC Interests of the Company (i) have been duly authorized and are validly issued and no amounts are owing with respect thereto, and (ii) are not certificated.  The delivery of the LLC Interests to Buyer pursuant to this Agreement will transfer to Buyer good and valid title to all of the outstanding equity interests in the Company, free and clear of all Liens.  No other equity interests of the Company are authorized, issued or outstanding, and, except as provided in this Agreement, no Person has any right, option, warrant, subscription, profit participation, stock appreciation right, claim of any character, agreement, obligation or other commitment whatsoever (whether contractual, statutory, contingent, matured, unmatured or otherwise) to purchase or otherwise acquire any equity interests in the Company or any securities or other interest convertible into or exchangeable for any such interests or to receive any payments based upon the equity value of the Company.  With respect to the Company, there are no bonds, debentures, notes or other Indebtedness (including without limitation any of the foregoing having voting rights or that could have voting rights in the future (or convertible into securities having or that could have such rights in the future)) authorized or outstanding.  Except for this Agreement and the documents, certificates and agreements contemplated hereby, there are no Contracts relating to the issuance, sale, redemption, voting or transfer of the LLC Interests or other securities of the Company.  The Company neither owns nor has any Contract to acquire, any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 4.4 Financial Statements.  Section 4.4 of the Seller Disclosure Letter contains a true and complete copy of the (i) audited balance sheet, statement of income and statement of cash flows relating to the Company for the twelve (12) months ended December 31, 2008 (the “Audited Financial Information”), and (ii) unaudited balance sheet as of March 31, 2009 (the “Latest Balance Sheet”) and the related statement of income and statement of cash flows relating to the Company for the three (3) months ended March 31, 2009 (the “Unaudited Financial Information” and together with the Audited Financial Information, the “Financial Information”).  Except as noted therein and except for normal period end adjustments with respect to the Unaudited Financial Information, the Financial Information was prepared in accordance with U.S. generally accepted accounting principles in effect at the time of such preparation applied on a consistent basis throughout the periods involved (“GAAP”) (except as may be indicated in the notes to such financial statements) and fairly and accurately presents in all material respects the financial position of the Company as of the dates or periods represented by such Financial Information.  Notwithstanding the foregoing, Buyer acknowledges that the Unaudited Financial Information was prepared by Seller or its Affiliates for internal purposes, that the Unaudited Financial Information reflects, as management fees, the allocation of some but not necessarily all costs incurred by Affiliates of the Company for its benefit and that Seller makes no representation or warranty that Buyer will be able to operate the Property for the costs reflected in the Financial Information.

Section 4.5 Absence of Certain Changes or Events.  Except as disclosed in Section 4.5 of the Seller Disclosure Letter, since December 31, 2008, there has not been any change, event or development that has, individually or in the aggregate, had, or would reasonably be likely to have, a Company Material Adverse Effect.  Between December 31, 2008 and the date hereof, the Company has conducted its business in all material respects in, has not entered into any material transaction other than in accordance with, the ordinary course of business, and has not taken any action that, if taken subsequent to the execution of this Agreement and prior to the Closing, would constitute a breach of any covenant set forth in Section 6.1.

Section 4.6 No Undisclosed Liabilities.  Except for (i) Liabilities reflected or reserved against in the Latest Balance Sheet, (ii) accounts payable to trade creditors and accrued expenses incurred since December 31, 2008 in the ordinary course of business that did not have, and would not reasonably be expected to have, a Company Material Adverse Effect, or (iii) Liabilities that are described in Section 4.6 of the Seller Disclosure Letter, the Company has no Liabilities, whether absolute, accrued, contingent or otherwise, including, without limitation, in connection with, or related to, (1) the Tropicana Bankruptcy and (2) the Park Cattle Settlement, which would, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect.

Section 4.7 Title to Assets.  Except as set forth in Section 4.7 of the Seller Disclosure Letter, and except with respect to Real Property, which is the subject of the representation in Section 4.19, the Company has, and will have at the Closing, good and valid title to all its assets reflected in the Audited Financial Information, including the Vessel, free and clear of all Liens, other than Permitted Encumbrances, except for any such assets that may have been disposed of in the ordinary course of business after the date of the Audited Financial Information and in accordance with the provisions of this Agreement or such matters which would not, individually or in the aggregate, have, and would not reasonably be expected to have, a Company Material Adverse Effect.  All of such assets (except the Vessel, which is addressed in Section 4.17) are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the purposes for which they are presently being used.

        Section 4.8 Intellectual Property.  (a) Section 4.8(a) of the Seller Disclosure Letter contains a correct and complete list of all the following that are owned or used by the Company: (i) patents or other  registrations, issuances and filings for Intellectual Property, (ii) pending patent applications or other applications or filings for registration or issuance of other Intellectual Property, (iii) all computer software (other than mass marketed, commercially available licensed software), and all computer software owned or developed by the Company, (iv) material unregistered trademarks and service marks, and (v) material unregistered copyrights.

(b)           Except as set forth in Section 4.8(b) of the Seller Disclosure Letter, the Company owns and possesses, free and clear of all Liens, all right title and interest in and to, or has the right to use pursuant to a valid and enforceable written license, all Intellectual Property necessary or desirable for the operation of the business of the Company as presently conducted or presently contemplated to be conduced in the future (including all Company Intellectual Property).  To the knowledge of Seller, except as set forth in Section 4.8(b) of the Seller Disclosure Letter, all of the Company Intellectual Property is valid, enforceable and in full force and effect, and none of the Company Intellectual Property is being used or enforced, or has failed to be used, in a manner that would result in the abandonment, cancellation or unenforceability of such Company Intellectual Property or the termination of any Contracts relating to Company Intellectual Property.  Except as set forth in Section 4.8(b) of the Seller Disclosure Letter, there are no bona fide claims against the Company made within the past five (5) years or are presently pending, or to the knowledge of Seller, threatened against the Company (i) challenging the ownership, use, validity, enforceability or registrability of any of the Company Intellectual Property or (ii) challenging the license or legally enforceable right of the Company to use Third-Party Intellectual Property.

           (c)           The Company has not violated, infringed, misused, misappropriated or otherwise conflicted with, and the operation of the business of the Company as currently conducted and as currently contemplated to be conducted will not violate, infringe, misuse, misappropriate or otherwise conflict with, any Intellectual Property of other Persons, and the Company and Seller (i) are not aware of any facts which indicate a likelihood of any of the foregoing and (ii) have not received any written or oral notices or threats regarding any of the foregoing.  To the knowledge of Seller, no third party has violated, infringed, misused, misappropriated or otherwise conflicted with any of the Company Intellectual Property or is currently doing the same.  The Company has taken reasonable measures to protect the secrecy and confidentiality of all confidential information and trade secrets (including any Intellectual Property that constitute a trade secret) that the Company owns or which is used in, held for use in, or necessary for the conduct of the business of the Company as currently conducted and as presently contemplated to be conducted.

Section 4.9 Material Contracts.  True and correct copies of each Material Contract in effect as of the date hereof have been made available to Buyer, and a full and complete list of such Material Contracts is included in Section 4.9 of the Seller Disclosure Letter.  Each Material Contract is valid and binding upon the Company (and, to Seller’s knowledge, on all other parties thereto) in accordance with its terms and is in full force and effect and (i) there is no breach or violation of or default by the Company under any of the Material Contracts, (ii) to Seller’s knowledge, there is no breach, violation of or default by any other Person under any of the Material Contracts and (iii) there exists no event, occurrence, condition or act (including the consummation of the transactions contemplated by this Agreement) which, with notice or lapse of time or both or the happening of any other event or condition, would constitute a breach, violation or default of, or give rise to a right of termination, modification, cancellation, foreclosure, imposition of a Lien, prepayment or acceleration under, any of its Material Contracts.  The Company has not violated any material terms or conditions of any Material Contract and to the knowledge of Seller, all of the covenants to be performed by any other party thereto have been fully performed in all material respects.

Section 4.10 Litigation.  Except as set forth in Section 4.10 of the Seller Disclosure Letter, there are no pending Legal Proceedings that have been commenced, or to the knowledge of Seller, threatened, by or against the Company or that otherwise relate to the business of or any of the assets owned or used by the Company, which would, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect.  Except as set forth in Section 4.10 of the Seller Disclosure Letter, to Seller’s knowledge, there exist no facts or circumstances that would give rise to any material claim against the Company (including any claim that would be covered by any insurance policy listed on Section 4.20 of the Seller Disclosure Letter) by any former or current Property Employee.

Section 4.11 Environmental Matters.  Except as set forth in Section 4.11 of the Seller Disclosure Letter:

(a) the Company is in compliance with all applicable Environmental Laws (which compliance includes the possession by the Company of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof);

(b) (i) no condition exists at the Real Property which would reasonably be expected to result in a Company Material Adverse Effect pursuant to any Environmental Law, and (ii) to Seller’s knowledge, no Hazardous Materials exist on or at the Vessel, the Real Property or any of the other properties of the Company in violation of any Environmental Law;

(c) there is no Environmental Claim pending or, to the knowledge of Seller, threatened against the Company and there are no facts or circumstances relating to the past or present business or operations of the Company that could reasonably be expected to give rise to any material Liability under any Environmental Law; and

(d) set forth in Section 4.11(d) of the Seller Disclosure Letter is a full and complete list of all reports, studies and related documentation produced or delivered at the direction of the Company, or, to Seller’s knowledge, any third party since June 7, 2005 relating to environmental conditions, Environmental Laws or Environmental Claims involving the Company or the Real Property (including without limitation any Phase I or Phase II inspections), and true, correct and complete copies of such reports, studies and related documentation have been delivered to Buyer.

Section 4.12 Permits; Compliance with Laws.

(a) The Company and, to Seller’s knowledge, each of the Company’s senior officers and key employees holds all material permits, registrations, findings of suitability, licenses, temporary licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities (including all authorizations under Gaming Laws), necessary to conduct (and in the case of senior officers and key employees, necessary to permit such Persons to participate in) the business and operations as currently conducted at the Property, each of which is in full force and effect in all material respects (the “Company Permits”) and, to Seller’s knowledge, no event has occurred which permits, or upon the giving of notice or passage of time or both, would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Company Permit that currently is in effect.  Except as set forth in Section 4.12(a)(1) of the Seller Disclosure Letter, the Company and, to Seller’s knowledge, each of the Company’s officers, Persons performing management functions similar to officers, and other key employees are in compliance in all material respects with the terms of the Company Permits, including, without limitation, each of the conditions that are applicable and binding on the Company contained in the Gaming License.  Except as set forth in Section 4.12(a)(1) of the Seller Disclosure Letter, to Seller’s knowledge, the businesses conducted by the Company are not being conducted in violation of any applicable Law of any Governmental Entity (including any Gaming Laws).  Except as set forth in Section 4.12(a)(2) of the Seller Disclosure Letter, the Company has not received a written notice of any investigation or review by any Governmental Entity with respect to the Company or the Property that is pending, to the knowledge of Seller no such investigation or review is threatened, nor to the knowledge of Seller has any Governmental Entity indicated any intention to conduct the same.  To Seller’s knowledge, each such Company Permit can be renewed in the ordinary course of business by the Company and any applications for the renewal of such Company Permits which are due prior to the Closing Date will be timely made or filed by the Company prior to the Closing Date.  Notwithstanding anything contained in this Section 4.12(a), the representations contained in this Section 4.12(a) do not concern environmental matters, employee benefits or Taxes, all of which are the subject of the representations in Sections 4.11, 4.14 and 4.16, respectively.

(b) Neither the Company nor, to Seller’s knowledge, any of the Company’s officers, key employees or Persons performing management functions similar to officers has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity in the past two (2) years under, or relating to any violation of, any Gaming Laws related to actions or inactions at the Property which did, or would be reasonably expected to, result in fines or penalties of $50,000 or more (individually or when considered together with one or more other demands, notices, complaints, court orders, administrative orders or violations arising out a similar or related fact pattern, act or omission).  To the knowledge of Seller, there are no facts, which if known to the regulators under the Gaming Laws, will or would reasonably be expected to give rise to any inquiry or investigation, or result in any revocation, limitation or suspension of any Company Permit, under any Gaming Laws.  Neither the Company nor any senior officer or key employee of the Company has suffered a suspension or revocation of any Company Permit held under the Gaming Laws.

(c) A true and complete copy of the Gaming License issued to the Company by the Louisiana Riverboat Gaming Commission to conduct gaming operations in the State of Louisiana was previously delivered to Buyer and is attached hereto as Exhibit B.

Section 4.13 Labor Matters.  The Company is not a party to any labor union or collective bargaining agreement applicable to Property Employees (as defined in Section 4.14(a) hereof), no such agreement is currently being negotiated and, to the knowledge of Seller, there are no activities or proceedings of any labor union to organize any non-unionized employees at the Property.  There is, and since January 1, 2005 has been, no strike, slowdown, work stoppage or lockout, or, to the knowledge of Seller, threat thereof, by or with respect to any Property Employees. The Company is and has been in compliance in all material respects with all applicable Laws, agreements, policies, plans and programs relating to labor or employment relations or practices (including, but not limited to, terms and conditions of employment, management-labor relations, wage and hour issues, immigration and occupational safety and health) and is not engaged in any unfair labor practice.  The Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of the WARN Act during the last six (6) years.  The Company is and has been in compliance with the WARN Act, and the Company has not incurred any Liability under the WARN Act which remains unsatisfied.  The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (i) entitle any current or former employee, officer or director of the Company any of its Affiliates to severance pay or any other similar termination payment, or (ii) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer or director.   No amounts payable under any of the Company Benefit Plans or any other Contract with respect to which the Company may have any Liability could fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.  The Company has a policy of at-will employment and employs each of its employees on an at-will basis.

Section 4.14 Employee Benefits.

(a) Section 4.14(a) of the Seller Disclosure Letter sets forth an accurate and complete list as of the date hereof of all (i) “employee welfare benefit plans,” within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder (“ERISA”); (ii) “employee pension benefit plans,” within the meaning of Section 3(2) of ERISA; and (iii) bonus, stock option, stock purchase, restricted stock, incentive, fringe benefit, profit-sharing, pension or retirement, deferred compensation, medical, life insurance, disability, accident, salary continuation, employment, consulting, severance, accrued leave, vacation, sick pay, sick leave, supplemental retirement and unemployment benefit plans, programs, arrangements, agreements and/or practices sponsored, maintained, contributed to (or required to be contributed to) or entered into for the benefit of any employee of the Company (the “Property Employees”) (all of the foregoing plans, programs, arrangements, agreements and practices, the “Company Benefit Plans”).  The Company does not sponsor or maintain any Company Benefit Plans.

(b) True and complete copies of the Company Benefit Plans (together with (i) all plan descriptions and summary plan descriptions that Seller, the Company or any such Affiliate is required to prepare, file and distribute, (ii) all summaries and descriptions furnished to participants and beneficiaries for which a plan description or summary plan description is not required, and (iii) all insurance policies purchased by or to provide benefits under any Company Benefit Plans) have been made available by Seller to Buyer.

(c) Except as set forth in Section 4.14(c) of the Seller Disclosure Letter, no event has occurred or could occur pursuant to which the Company has incurred, or could incur, any liability under Title IV of ERISA arising in connection with any employee benefit plan that Seller, Company or any of their Affiliates has ever maintained or contributed to, or had an obligation to contribute to (or borne any liability with respect to) and that is covered or previously covered by Title IV of ERISA or subject to Section 412 of the Code or Section 302 of ERISA.  There has been no material failure of a Company Benefit Plan that is a group health plan (as defined in section 5000(b)(1) of the Code) to meet the requirements of section 4980B(f) of the Code with respect to a qualified beneficiary (as defined in section 4980B(g) of the Code).

(d) With respect to any Company Benefit Plan, there are no pending, anticipated or, to the knowledge of Seller, threatened claims by or on behalf of any such plan, by any employee or beneficiary covered under any such plan, or otherwise involving any such plan (other than routine claims for benefits arising in the ordinary course).

(e) Full payment has been made of all amounts which the Company is required under applicable Law or under any Company Benefit Plan or any agreement relating to any Company Benefit Plan to have paid as contributions or premiums thereunder as of the last day of the most recent fiscal year of such Company Benefit Plan ended prior to the date hereof or have been timely reflected on the most recent consolidated balance sheet filed prior to the date hereof or accrued in the account records of Seller or the Company.

(f) The execution of this Agreement and the consummation of the transactions contemplated hereby do not constitute a triggering event under any Company Benefit Plan, policy, arrangement, statement, commitment or agreement, whether or not legally enforceable, which (either alone or upon the occurrence of any additional or subsequent event) will or may result in any payment (whether of severance pay or otherwise), “parachute payment” (as such term is defined in Section 280G of the Code), acceleration, vesting or increase in benefits to any present or former employee or director of the Company.

(g)           The Company has no obligation under any Company Benefit Plan or otherwise to provide post-employment or retiree welfare benefits (other than with respect to accrued vacation) to any former employee or any other person, except as required by applicable Laws or for death benefits or retirement benefits under any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA).

(h)           Each Company Benefit Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) that the Company is a party to has been operated and administered since January 1, 2005 in compliance with Section 409A of the Code and IRS Notice 2005-1 and the other proposed and final guidance under Section 409A of the Code

Section 4.15 Books and Records.  The books of account, minute books, membership record books, and other records of the Company, are, to the knowledge of Seller, complete and correct and have been maintained in accordance with sound business practices.  The minute book of the Company contains accurate and complete records of all meetings held of, and action taken by, the members, managers and applicable board of directors and committees of the Company.  At the Closing, all of those books and records will be in the possession of the Company.

Section 4.16 Taxes.

(a) The Company has timely filed with appropriate taxing authorities all material Tax Returns required to be filed by it.  Such Tax Returns are correct, complete and accurate in all material respects, and all Taxes shown as due on such Tax Returns have been paid.

(b) There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment or collection of any material Taxes or deficiencies against the Company.

(c) Except as set forth in Section 4.16(c) of the Seller Disclosure Letter, no federal, state, local, or foreign audit, investigation or examination for which Seller or the Company has received written notification are presently pending with regard to any material Taxes or material Tax Returns of the Company.

(d) All Taxes that are (or were) required by Law to be withheld or collected with respect to the income or operations of the Company or the ownership of the Assets in connection with amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable.

(e) There are no Encumbrances for Taxes upon the Property or any other assets of the Company, except for Encumbrances for Taxes not yet due and payable.

(f) Immediately prior to, and immediately subsequent to, the consummation of the sale of the Assets pursuant to the provisions of this Agreement, Seller will be solvent, with the ability to pay its debts as they become due.  For purposes of this Agreement, “solvent” shall mean that the present fair saleable value of Seller’s assets is greater than the amount that will be required to pay Seller’s liability on its existing debts as they become absolute and matured.

(g) Since June 8, 2005, the Company has been disregarded as an entity separate from Wimar, within the meaning of Treasury Regulations Section 301.7701-2(c)(2)(i).

(h) Since November 4, 2004, Seller has been disregarded as an entity separate from its owner, Wimar, within the meaning of Treasury Regulations Section 301.7701-2(c)(2)(i).

Section 4.17 Vessel.

(a) The Vessel is currently documented with, and has a current and valid certificate of inspection issued by, the United States Coast Guard.  Except as set forth in Section 4.17(a) of the Seller Disclosure Letter, Seller has good and merchantable title to the Vessel, free and clear of all Encumbrances, other than Permitted Encumbrances.

(b) Each of Seller and the Company is, and on the Closing Date, will be, a citizen of the United States, pursuant to Section 2 of the Shipping Act, 1916, 46 U.S.C. §50501, as amended (the “Shipping Act”), eligible to own and operate the Vessel in the coastwise trade of the United States.

(c) Set forth in Section 4.17 of the Seller Disclosure Letter is a full and complete list of all reports, studies and related documentation produced or delivered at the direction of the Company, or to Seller’s knowledge, any third party since June 7, 2005 relating to the physical condition of the Vessel and the improvements thereto and compliance with all Laws with respect thereto, and true, correct and complete copies of such reports, studies and related documentation have been delivered to Buyer.

(d) Any and all construction work or improvements erected or currently being erected with respect to the Vessel was made or is being made, as applicable, in a good and workman-like manner, in accordance and compliance with all applicable Laws and pursuant to all necessary permits, approvals, licenses and certificates.

(e) The Vessel is in sufficient condition and repair and is adequate for the use, occupancy and operation of the business of the Company conducted thereat.  To Seller’s knowledge, the improvements situated on the Vessel are free from structural defects and violations of Laws applicable thereto, except as has not had, and could not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.18 Brokers.  Except for Regal Capital Group, LLC (the “Broker”), neither Seller, the Company nor any of their respective Affiliates has employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.  Seller, or an Affiliate of Seller, shall have the sole obligation to pay the Broker any and all fees, commissions and finder fees in connection with this transaction.

Section 4.19 Real Property.

(a) For purposes of this Agreement, “Real Property” means the Land, together with all buildings and other improvements thereon.

(b) Section 4.19(b) of the Seller Disclosure Letter contains a legal description of the Real Property owned by the Company and, to the knowledge of Seller, a list of any security interests or deeds of trust (which will be terminated or fully released by Closing) or leases encumbering the Real Property and a list of all real property leased by the Company.

(c) With respect to the Real Property:

(i) The Company has good and valid fee simple title to the Real Property, subject only to the Permitted Encumbrances.

(ii) Except as set forth in Section 4.19(c)(ii) of the Seller Disclosure Letter, the Company has good and valid rights of ingress and egress to and from all Real Property from and to the public street systems for all usual street, road and utility purposes.

(iii) Except as set forth in Section 4.19(c)(iii) of the Seller Disclosure Letter, the buildings on the Real Property (the “Structures”) have access to all water, sewer, gas, electric, telephone and drainage facilities, and all other utilities required by any applicable Law sufficient for the current use and operation thereof.

(iv) None of the Structures or the conduct of the Company’s business therein, violates any restrictive covenant applicable to the Company or the Property.

(v) Seller has not received written notice of any current or pending material regulatory proceedings or administrative actions relating to any portion of the Property.

(vi) Except as set forth in Section 4.19(c)(vi) of the Seller Disclosure Letter, there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any Person or Persons the right of use or occupancy of any portion of the Property or any portion thereof.

(vii) All leases under which the Company leases any real property are valid and effective against the Company, and to Seller’s knowledge, the counterparties thereto, in accordance with their respective terms free and clear of all Liens, except for Permitted Encumbrances; and the execution of this Agreement and the consummation of the transactions contemplated hereby will not be deemed a default or create a termination right under any such lease.  Except as set forth in Section 4.19(c)(vii) of the Seller Disclosure Letter, there is no existing default by the Company or, to the knowledge of Seller, the counterparties thereto under any of such leases or, to the knowledge of Seller, event which with notice or lapse of time or both would become a default by the Company or the counterparties thereto.

Section 4.20 Insurance.  Set forth in Section 4.20 of the Seller Disclosure Letter is an accurate and complete list of each insurance policy which covers the Company or its business, properties, assets or employees.  Such policies are in full force and effect, all premiums thereon have been paid, financed or deferred as permitted by the applicable insurance company, and the Company is otherwise in compliance in all material respects with the terms and provisions of such policies.  The Company has not received any notice of cancellation or non-renewal of any such policy or arrangement nor has the termination of any such policies or arrangements been threatened, and there exists no event, occurrence, condition or act (including the consummation of the transactions contemplated by this Agreement) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would entitle any insurer to terminate or cancel any such policies.  Section 4.20 of the Seller Disclosure Letter also sets forth a list of all pending claims and the claims history for the Company during the past three (3) years (including with respect to insurance obtained but not currently maintained).

Section 4.21 Affiliate Transactions.  Except for the CS Affiliate Contract, or as otherwise set forth in Section 4.21 of the Seller Disclosure Letter, (i) there are no Contracts or Liabilities between the Company, on the one hand, and either (A) Seller or any Affiliate of Seller (other than the Company), or (B) any other Affiliate of the Company, on the other hand.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller, except as set forth herein or in the Disclosure Letter delivered by Buyer to Seller on the date of this Agreement (the “Buyer Disclosure Letter”), as follows:

Section 5.1 Organization.  Buyer is duly organized and validly existing under the Laws of its state of formation and has all requisite corporate power and authority to carry on its business as now being conducted.  Buyer is, in all material respects, duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

Section 5.2 Authority; No Conflict; Required Filings and Consents.

(a) Each of Buyer and PGP has all requisite corporate power and authority to enter into this Agreement and the other agreements contemplated hereby to which it is a party and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement and the other agreements contemplated hereby to which it is a party by Buyer and PGP and the consummation by Buyer and PGP of the transactions contemplated by this Agreement and the other agreements contemplated hereby to which it is a party have been duly authorized by all necessary corporate action on the part of Buyer and PGP.  Each of this Agreement and the other agreements contemplated hereby to which it is a party, has been, or, as applicable, will be prior to Closing, duly executed and delivered by Buyer and PGP and, assuming the valid execution and delivery by all counterparties thereto, will constitute a valid and binding agreement of Buyer and Parent enforceable against Buyer and PGP in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(b) The execution and delivery of this Agreement by Buyer and PGP does not, and the consummation by Buyer of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation, bylaws or other organizational document of Buyer or PGP, (ii) result in any violation or breach of, conflict with or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation, payment or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, or result in the creation of any Lien on any of the properties of Seller or the Company under, any of the terms, conditions or provisions of any material Contract or obligation to which Buyer is a party or by which it or any of its properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 5.2(c) hereof, contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity or any other Person the right to revoke, withdraw, suspend, cancel, terminate or modify, in each case in any material respect, any permit, concession, franchise, license, judgment or Law applicable to Buyer or any of its respective properties or assets.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Buyer or PGP in connection with the execution and delivery of this Agreement by Buyer or PGP or the consummation by Buyer or PGP of the transactions contemplated hereby, except for (i) any approvals or filing of notices required under the Gaming Laws, (ii) all required filings under the HSR Act being made and any waiting periods thereunder being terminated or expiring (iii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or the renaming or rebranding of the operations at the Property, (iv) such other consents, approvals, orders, authorizations, permits, filings, declarations or registrations as may be required under the Laws of any jurisdiction in which Buyer conducts any business or owns any assets, the absence of which would not delay or prevent the consummation of the transactions contemplated by this Agreement, (v) any consents, approvals, orders, authorizations, permits, filings, declarations or registrations required by Seller or any of its Subsidiaries, Affiliates or key employees (including under the Gaming Laws) and (vi) a filing with the U.S. Coast Guard National Vessel Documentation Center for a new Certificate of Documentation for the Vessel.

Section 5.3 Licensability of Affiliates.

(a) Neither Buyer nor any of its members, managers, officers, directors, employees, financial advisors, legal advisors, agents or other representatives (collectively, “Representatives”) or Affiliates has ever been denied, or had limited, terminated, suspended or revoked, a gaming license by a Governmental Entity or Gaming Authority.  Buyer and each of its Representatives and Affiliates are in good standing in each of the jurisdictions in which Buyer or any of its Affiliates owns or operates gaming facilities.  To Buyer’s knowledge, there are no facts that, if known to the regulators under the Gaming Laws, would (i) be reasonably likely to result in the denial, limitation, termination, suspension or revocation of a gaming license or (ii) result in a negative outcome to any finding of suitability proceedings currently pending, or under the suitability proceedings necessary for the consummation of this Agreement.

(b) To Buyer’s knowledge, there are no facts that, if known to the regulators under the Gaming Laws, would (i) be reasonably likely to result in a denial, restriction, termination, suspension, revocation or non-renewal of a gaming license, approval, consent or waiver required from a Gaming Authority to consummate the transactions contemplated hereby or (ii) be reasonably likely to negatively impact, or cause a delay under, any suitability proceeding required by a Gaming Authority to consummate the transactions contemplated hereby.

(c) To Buyer’s knowledge, none of the Affiliates, nor any Person of which any principal is or was a director, partner, manager, officer or similar position of authority, has ever been arrested, detained, charged, indicted or convicted or pleaded guilty or nolo contendere, or forfeited bail in connection with any criminal offense under the Laws of any jurisdiction, whether such criminal offense constitutes a felony.

Section 5.4 Compliance with Gaming Laws.

(a) An Affiliate of Buyer, and to Buyer’s knowledge, each of such Affiliate’s senior officers and key employees currently hold all material permits, registrations, findings of suitability, licenses, temporary licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities in the State of Louisiana under the Gaming Laws of the State of Louisiana necessary to conduct the business and operations of certain gaming facilities in the State of Louisiana (the “Louisiana Permits”), each of which is in full force and effect in all material respects, and, to Buyer’s knowledge, no event has occurred that permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Louisiana Permit that currently is in effect.  Buyer, and to its knowledge, each of its directors, officers, key employees and Persons performing management functions similar to officers are in compliance, in all material respects, with the terms of the Louisiana Permits.

(b) PGP and each of its Subsidiaries, and to Buyer’s knowledge, each of such entity’s senior officers, key employees and Persons performing management functions similar to officers hold all material permits, registrations, findings of suitability, licenses, temporary licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities under the Gaming Laws necessary to conduct the current business and operations of such entities, each of which is in full force and effect in all material respects (collectively, the “Buyer Permits”), and, to Buyer’s knowledge, no event has occurred that permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Buyer Permit that currently is in effect.  PGP and each of its Subsidiaries, and to Buyer’s knowledge, each of their directors, officers, key employees and Persons performing management functions similar to officers are in compliance, in all material respects, with the terms of the Buyer Permits.

(c) Neither PGP nor any of its Subsidiaries has received notice of any material investigation or review by any Governmental Entity under any Gaming Law with respect to PGP or any of its Subsidiaries that is pending, and, to the knowledge of Buyer, no material investigation or review is threatened, nor has any Governmental Entity indicated any intention to conduct the same.

(d) Except as set forth in Section 5.4(d) of the Buyer Disclosure Letter, neither PGP nor any of its Subsidiaries, nor, to Buyer’s knowledge, any officer or key employee of Buyer or PGP has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity in the past two (2) years under, or relating to their respective violation or possible violation of, any Gaming Laws which did, or would be reasonably expected to, result in fines or penalties of $50,000 or more (individually or when considered together with one or more other demands, notices, complaints, court orders, administrative orders or violations arising out a similar or related fact pattern, act or omission).   To the knowledge of Buyer, there are no facts that, if known to the regulators under the Gaming Laws, will or would reasonably be expected to give rise to any inquiry or investigation, or to result in the revocation, limitation or suspension of any gaming operations conducted by PGP or any of its Subsidiaries.  Neither PGP nor any of its Subsidiaries, nor any senior officer or key employee of such entity, has suffered a suspension or revocation of any Buyer Permit or Louisiana Permit.

Section 5.5 Waiver of Buyer’s Ability to Terminate Based Upon Due Diligence Investigation.  Buyer acknowledges that it is familiar with the Property and has had the opportunity, directly or through its Representatives, to inspect the Property and conduct due diligence thereon.  Without limitation of the foregoing, Buyer acknowledges that the Purchase Price has been negotiated based on Buyer’s express agreement that the conditions set forth in Article VII hereof are the sole agreed-upon conditions to Closing and that Buyer is purchasing the Property subject to Section 10.1.  Further, without limiting any representation, warranty or covenant of Seller expressly set forth herein, Buyer acknowledges that this Agreement does not contain as a condition to Closing any further due diligence reviews, inspections or examinations with respect to the Property, including with respect to engineering, environmental, title, survey, financial, operational, regulatory and legal compliance matters.

Section 5.6 Litigation.  There are no pending Legal Proceedings that have been commenced, or to the knowledge of Buyer, threatened, by or against PGP or any of its Subsidiaries before any Governmental Entity, which, if determined adversely, could prevent or materially delay Buyer from completing any of the transactions contemplated by this Agreement.

Section 5.7 Citizenship.  Buyer is, and on the Closing Date, will be, a citizen of the United States, pursuant to Section 2 of the Shipping Act, eligible to own and operate the Vessel in the coastwise trade of the United States.

Section 5.8 Brokers.  Neither Buyer nor any of its Affiliates has employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business of the Company.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, Seller shall cause the Company (except to the extent that Buyer shall otherwise consent in writing) to carry on its business in the ordinary course in substantially the same manner as previously conducted, pay and perform the obligations of the Company when due and, to the extent consistent with the operation of the Property and in compliance with applicable Law, use commercially reasonable efforts consistent with past practices and policies to substantially preserve intact its present business organization, keep available the services of its present officers and key employees, and preserve its goodwill and relationships with customers, suppliers, clients and distributors in all material respects.  Without limiting the generality of the foregoing, except as required by applicable Law, contemplated by this Agreement or as disclosed in Section 6.1(a) of the Seller Disclosure Letter, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, without the written consent of Buyer, Seller agrees that it will cause the Company not to:

(i) adopt any amendment to its articles of organization or operating agreement or other applicable governing documents;

(ii) sell, pledge, lease, dispose of, grant or encumber any of its property, including the Property, or any of its assets or equity interests in any other Person, except for (1) sales of current assets in the ordinary course of business, (2) sales of equipment and other non-current assets in the ordinary course of business in an amount not to exceed individually or in the aggregate the amounts set forth in Section 6.1(a)(ii)(2) of the Seller Disclosure Letter, (3) Permitted Encumbrances and (4) other sales that do not exceed, individually or in the aggregate, the amounts set forth in Section 6.1(a)(ii)(4) of the Seller Disclosure Letter;

(iii) incur, assume, modify or prepay any Indebtedness, except for progressive slot liability and accounts payable to vendors or suppliers in the ordinary course of business;

(iv) other than as required by applicable Law or the terms of a Material Contract, modify, amend, fail to renew or terminate any of the Material Contracts or waive, release or assign any rights or claims of substantial value;

(v) subject any of its properties (including the Property), assets or equity interests to a Lien or Encumbrance, other than Permitted Encumbrances;

(vi) fail to maintain the existing insurance coverage relating to the Property (however, in the event any such coverage shall be terminated or lapse, to the extent available at reasonable cost, the Company may procure substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as are currently covered by such policies);

(vii) authorize for issuance, issue, sell or deliver (A) any capital stock of, or other equity or voting interest in, the Company or (B) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire either (1) any shares of capital stock of, or other equity or voting interest in, the Company, or (2) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any shares of the capital stock of, or other equity or voting interest in, the Company;

(viii) declare, pay or set aside any dividend or make any distribution with respect to, or split, combine, redeem, reclassify, purchase or otherwise acquire, directly or indirectly, any shares of capital stock of, or other equity or voting interest in, the Company (except for distributions made in respect of the equity interests of the Company and reflected in the Closing Date Working Capital), or make any other change in the capital structure of the Company;

(ix) other than in the ordinary course of business, grant any (1) customer discounts or other benefits, including benefits extended under any frequent player or casino awards programs, group discounts, other discounts or requirement that food, beverage or other benefits be delivered to the guest(s) holding such reservations, discounts or other benefits, or (2) service agreements to groups, persons or other customers;

(x) acquire any business or Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions;

(xi) make any capital expenditure or commitment therefor or otherwise acquire any assets or properties, each that (1) will not be paid for in full prior to the Closing, (2) is over $5,000 or (3) is not in the ordinary course of business;

(xii) write-off as uncollectible any notes or accounts receivable, except write-offs in the ordinary course of business consistent with past practice, in an aggregate amount not to exceed $25,000;

(xiii) subject the Company to any bankruptcy, receivership, insolvency or similar proceedings;

(xiv) make any change in any method of accounting or auditing practice other than those required by GAAP or LGCB;

(xv) settle or compromise any litigation or arbitration, or release, dismiss or otherwise dispose of any Liability, other than settlements or compromises of litigation, arbitration or Liabilities that (1) will be paid for in full prior to the Closing and (2) (A) unless any such payment is wholly covered by insurance, involve the payment of solely monetary damages not in excess of $25,000 individually or $100,000 in the aggregate by the Company and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of the Company, and (B) provide for a complete release of the Company of all claims and do not provide for any admission of Liability by the Company;

(xvi) take any action, engage in any transaction or enter into any Contract that (i) would cause any of the representations set forth in Article IV to be inaccurate or untrue as of the Closing Date or (ii) is material to the Company;

(xvii) plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company (other than routine employee terminations for cause);

(xviii) make any loans, advances or capital contributions to, or investments in, any other Person;

(xix) adopt or amend any Company Benefit Plan;

(xx) except (A) as required pursuant to any Contract or any Company Benefit Plan, in each case, as in effect on the date hereof and listed in Section 6.1(xviii) of the Seller Disclosure Letter, (B) as effected in the ordinary course of business consistent with past practices (provided, that none of such Contracts or arrangements contain a change of control, vesting, acceleration, severance or similar provision that would be triggered by the execution of this Agreement and the consummation of the transactions contemplated hereby) or (C) as required by applicable Law, award or increase any bonuses, salaries, or other compensation to any officer, or Property Employee, or enter into or amend or modify any employment, severance or similar Contract with any officer or Property Employee; or

(xxi) enter into any Contract that would constitute a Material Contract, or

(xxii) authorize, commit or agree to take any of the foregoing actions in respect of which it is restricted by the provisions of this Section 6.1.

Section 6.2 Employee Matters.  (a)  Effective as of the Closing, Buyer shall, and shall cause its Affiliates (including the Company) to, continue the employment of each Property Employee who was employed by the Company immediately prior to the Closing, other than those individual(s) listed in a writing to be delivered by Buyer to Seller prior to the Closing, which shall be drafted by Buyer in its sole and absolute discretion (the “Continuing Employees”), on terms and conditions with respect to salary and wages that are substantially similar to those terms and conditions in effect as of immediately prior to the Closing.  Notwithstanding the foregoing, nothing in this Agreement shall be construed as (i) prohibiting Buyer or any of its Affiliates from terminating the employment of any Continuing Employee for any reason following the Closing Date; (ii) conferring upon any Property Employee, or any representative of any such employee, any rights or remedies, including any right to employment or continued employment for any period or terms of employment, for any nature whatsoever; or (iii) preventing or restricting Buyer or its Affiliates from modifying the terms of employment of any Continuing Employee, including the amendment or termination of any employee benefit or compensation plan, program or arrangement, after the Closing Date.

(b) Buyer shall, and shall cause its Affiliates to, cause those employee benefit plans, programs, agreements and arrangements (the “Buyer Plans”), of Buyer and its Affiliates (including the Company) to credit each Continuing Employee’s service with the Company, or any predecessor employers to the Company, to the extent credited under the analogous Company Benefit Plans, as service with Buyer and its Affiliates for purposes of eligibility to participate (but not for purposes of vesting or benefit accrual, including but not limited to with respect to vacation benefits; provided, however, that any vacation benefits accrued as of the Closing Date shall be honored or paid, as applicable), under any Buyer Plans in which a Continuing Employee becomes eligible to participate after the Closing Date; provided, however, that in no event shall the Continuing Employees be entitled to any credit to the extent that it would result in duplication of benefits with respect to the same period of service.  Buyer shall, and shall cause its Affiliates (including the Company) to, from and after the Closing Date, cause any and all pre-existing condition limitations, eligibility waiting periods, active employment requirements and requirements to show evidence of good health under the Buyer Plans, to the extent that such conditions, exclusions and waiting periods would have been waived or satisfied under the analogous Company Benefit Plan in which any such Continuing Employee participated immediately prior to the Closing Date, to be waived with respect to Continuing Employees (and their spouses and eligible dependents) who become participants in such Buyer Plans, subject to any conditions, regulations, underwriting criteria or similar provisions imposed by any of Buyer’s insurers.

(c) For a period of at least one year immediately following the Closing Date, Buyer shall, and shall cause its Affiliates (including the Company) to, provide severance benefits to the Continuing Employees that are no less favorable than those provided to similarly situated employees of Buyer and its Affiliates from time to time.

(d) Buyer shall not, at any time during the ninety (90) days following the Closing Date, engage in any conduct that would result in an “employment loss” or layoff for a number of Continuing Employees which, if aggregated with any conduct on the part of Seller prior to the Closing Date, would trigger the WARN Act; provided, however, that on or before the Closing Date, Seller shall provide a list by location of all employees who have experienced or will experience “employment losses” (as defined in the WARN Act) within ninety (90) days prior to the Closing Date and Seller shall update such list up to and including the Closing Date.  Buyer agrees that after the Closing Date, Buyer shall be responsible for any notification required under and any liability arising under or relating to the WARN Act with respect to the Continuing Employees.

(e) The parties hereto acknowledge that the transactions set forth in this Agreement may result in obligations on the part of Seller or its Affiliates under one or more of the Company Benefit Plans that is an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA) to comply with the health care continuation requirements of COBRA or state Law, as applicable.   The parties hereto expressly agree that Buyer and the Buyer Plans shall have no responsibility for compliance with such health care continuation requirements (i) for qualified beneficiaries who previously elected to receive continuation coverage under the Company Benefit Plans or who between the date of this Agreement and the Closing Date elect to receive continuation coverage, or (ii) with respect to those employees or former employees of Seller and is Affiliates who may become eligible to receive such continuation coverage on or prior to the Closing or in connection with the transactions set forth in this Agreement.

(f) (i) Buyer shall not be obligated to assume, continue or maintain any of the Company Benefit Plans; (ii) no assets or liabilities of the Company Benefit Plans shall be transferred to, or assumed by, Buyer or the Buyer Plans; and (iii) Seller shall be solely responsible for funding and/or paying any benefits under any of the Company Benefit Plans, including any termination benefits and other employee entitlements accrued under such plans by or attributable to employees of Seller.

(g) Between the date (i) hereof and the Closing, Seller shall permit Buyer to contact and make arrangements with the Company’s General Manager, Cage Manager, Director of Surveillance, Director of Security, Senior Engineer, Community Liaison, Compliance Director, Accounting Manager, Director of Finance, Human Resources Director, Director of Marketing, Director of Food and Beverage, Director of Table Games, Slots Manager, MIS Director, and Director of Slots, and (ii) of obtaining the Financing and the Closing, Seller shall permit Buyer to contact and make arrangements with the rest of the Company’s employees, regarding employment or prospective employment by Buyer after the Closing and for the purpose of ensuring the continuity of the Company, and Seller agrees not to discourage any such employees from consulting with Buyer.  Seller shall make available to Buyer such personnel and similar information as Buyer may request with respect to any Continuing Employee, including compensation and employment records.  Notwithstanding the foregoing, Buyer shall not communicate to any such employee whether he or she will or will not be retained as an employee following the Closing; provided, that Buyer shall be allowed to discuss with any such employees Buyer’s prospective employment arrangements in a general manner.

(h) Seller shall take such action as is necessary to provide that all Property Employees who are participants in the Columbia Sussex Corporation 401(k) Plan (the “Seller 401(k) Plan”) have a fully vested and nonforfeitable interest in their entire respective account balances under such plan as of the Closing Date (regardless of their years of vesting credit under the Seller 401(k) Plan).  On or prior to the Closing Date, with respect to all of the Property Employees, Seller shall contribute all contributions to the Seller 401(k) Plan (i) which are required to be made on or before the Closing Date under the Seller 401(k) Plan, and (ii) which relate to service or employee salary deferral contributions on or prior to the Closing Date, whether or not required to be made on prior to the Closing Date under the Seller 401(k) Plan.

Section 6.3 Access to Information and the Property.

(a) Upon reasonable advance notice, subject to applicable Law, including Antitrust Laws and Gaming Laws, Seller shall cause the Company to afford Buyer’s Representatives reasonable access, during normal business hours during the period from the date hereof to the Closing, to the Property and to all its personnel, properties, books and records relating solely to the Company (including Company Benefit Plans, insurance records, Tax Returns and Contracts, but expressly excluding the Company Customer List and any other customer-identifying information contained in any other information requested by Buyer) and, during such period, Seller shall furnish promptly to Buyer all information concerning the business and operation of the Company, the Property and the Property Employees as Buyer may reasonably request (collectively, the “Inspection”); provided, however, that (i) Buyer shall provide Seller and the Company with at least forty-eight (48) hours prior notice of any Inspection (it being understood that the foregoing shall not be interpreted as precluding Buyer and Buyer’s Representatives from visiting the public portions of the Property at any time); (iii) Buyer’s Representatives shall not be entitled to perform any physical testing of any nature with respect to any portion of the Property without Seller’s prior written consent, which consent may be withheld if in the reasonable judgment of Seller’s Representatives such testing would interfere with the operation of the business conducted at the Property; (iv) Buyer shall not unduly interfere with the operation of the business conducted at the Property; (v) Buyer shall, at its sole cost and expense, (A) promptly repair any damage to the Property or any other property owned by a Person other than Buyer arising from or caused by such Inspection, (B) restore the Property or such other third-party property to substantially the same condition as existed prior to such Inspection, and (C) indemnify, defend and hold harmless the Company, Seller and their respective Affiliates from and against any personal injury or property Damages (as defined in Section 9.2(a) hereof) incurred by any of them directly arising or resulting from the occurrence of the Inspection; provided, that Buyer shall not be required to indemnify, defend or hold harmless the Company, Seller or their respective Affiliates from any personal injury or property Damages incurred by any of them as a result of any finding or result of the Inspection; and (vi) in no event shall the results of any such Inspection or Buyer’s satisfaction therewith be a condition to Buyer’s obligations hereunder,  it being the intent of Buyer to purchase the Property subject to the provisions of Section 10.1.  Buyer and Seller shall each hold, and cause its Representatives to hold, any non-public information furnished to it by Seller or the Company, or Buyer, respectively, or their respective Affiliates or Representatives in confidence in accordance with the confidentiality agreement, dated March 25, 2009, by and between an Affiliate of Seller and Buyer (the “Confidentiality Agreement”).  The Confidentiality Agreement shall terminate at the Closing.  No information or knowledge obtained in any investigation pursuant to this Section 6.3 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the transactions contemplated hereby.  Seller hereby agrees that following the Closing, Seller, its Affiliates and their respective Representatives shall (i) hold any non-public information they may possess regarding the Company or Buyer in confidence, (ii) not use any such information to the detriment of the Company or Buyer in any way and (iii) promptly deliver to Buyer or destroy any such information, without retaining any copy thereof.

(b) Following the Closing, upon reasonable notice, each of Buyer, the Company and Seller shall (and shall cause their respective Affiliates and Representatives to) provide the parties hereto and their respective Affiliates and Representatives with reasonable access and duplicating rights, during normal business hours, to all of Buyer’s, Company’s and Seller’s personnel, properties, books and records (including Tax Returns, insurance records, Company Benefit Plans and Contracts) and shall cooperate with the requesting party, as reasonably necessary for such requesting party to pursue any suit, claim, action, proceeding or investigation relating to claims in connection with this Agreement and the transactions contemplated hereby.  Notwithstanding the foregoing, no party shall be required to provide any information that (i) they reasonably believe they may not provide to the requesting party or its respective Affiliates and Representatives by reason of applicable Law or by a confidentiality agreement with a third party, and if, in the case of a confidentiality agreement, the non-requesting party has used commercially reasonable efforts to obtain the consent of such party to such disclosure, (ii) constitutes information protected by the attorney/client and/or attorney work product privilege, or (iii) relates to any sale process conducted by Seller or its Affiliates for the Company, or participation therein by Buyer or its Affiliates.  If any material is withheld by the non-requesting party pursuant to the immediately preceding sentence, such non-requesting party shall inform the requesting party as to the general nature of the material that is being withheld.

(c) After the Closing, upon reasonable advance written notice, Seller and Buyer shall furnish, or cause to be furnished, to the other party and its Affiliates and Representatives access, during normal business hours, such information and assistance relating to the Company or the Assets as is reasonably necessary for Seller’s or Buyer’s and their Affiliates’ financial reporting and accounting matters, preparation and filing of any Tax Return or defense of any Tax claim or assessment.

Section 6.4 Governmental Approvals.

(a) Subject to the terms and conditions set forth herein, Buyer and Seller shall, and Buyer and Seller shall cause each of its Affiliates to, cooperate with each other and use their commercially reasonable efforts to (i) as promptly as practicable, take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to (A) be obtained by Seller or Buyer or any of their respective Affiliates or any of their respective Representatives and (B) avoid any action or proceeding by any Governmental Entity, in the case of clauses (i) or (ii), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the financing of such transactions, and (iii) make all necessary filings, and thereafter make any other required submissions with respect to this Agreement, as required under (A) any applicable federal or state securities Laws, (B) the Gaming Laws, (C) Antitrust Laws, including the HSR Act, and (D) any other applicable Law (collectively, the “Governmental Approvals”), and comply with the terms and conditions of all such Governmental Approvals.  The parties hereto and their respective Representatives and Affiliates shall (i) as promptly as practicable, in consultation with one another, but no later than fifteen (15) days after the date hereof, file all required initial applications and documents in connection with obtaining the Governmental Approvals (including under applicable Gaming Laws), (ii) act diligently and promptly to pursue the Governmental Approvals and (iii) cooperate with each other in connection with the making of all filings referenced in the preceding sentence, including providing copies of material documents other than key person suitability applications to the other party and its advisors (provided, however, that upon the reasonable request of the filing party, copies shall be provided to only the other party’s outside counsel) prior to filing such documents and, if requested, accepting reasonable additions, deletions or changes suggested in connection therewith.  Each of Buyer and any applicable Affiliate shall use commercially reasonable efforts to schedule and attend any hearings or meetings with Governmental Entities to obtain the Governmental Approvals as promptly as possible.  Buyer and Seller shall have the right to review in advance and, in each case, to the extent practicable and permitted by applicable Laws relating to the exchange of information (including Antitrust Laws and the Gaming Laws), each party will consult the other party hereto regarding all the information relating to Buyer or Seller, as the case may be, and any of their respective Affiliates or Representatives that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement.  Without limiting the foregoing, each of Buyer and Seller will notify each other promptly of the receipt of comments or requests from Governmental Entities relating to any Governmental Approvals and will supply the other parties with copies of all correspondence between the notifying party or any of its Representatives and Governmental Entities with respect to Governmental Approvals.  Without the prior written approval of Buyer, neither Seller nor its Affiliates shall withdraw or cause to be withdrawn its filing under the HSR Act or agree to any voluntary extension of any statutory waiting period or deadline or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity pursuant to the Antitrust Laws.

(b) Each of Buyer and Seller shall, and each of Buyer and Seller shall cause each of its Affiliates to:

(i) use its commercially reasonable efforts to avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the Closing, on or before the Outside Date, including defending through litigation on the merits any claim asserted in any court by any Person, but not including any claim pursuant to the Antitrust Laws; and

(ii) use its commercially reasonable efforts to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity with respect to the Closing so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), provided, however, that notwithstanding any other provisions of this Agreement, neither Buyer nor its Affiliates nor Seller nor its Affiliates shall be required to commit to any divestitures, licenses, hold separate or similar arrangements, or agree to limit their rights of ownership, with respect to any of their respective assets or businesses.

(c) From the date of this Agreement to the Closing (or earlier termination of this Agreement) each of Buyer and Seller shall, and Buyer and Seller shall cause each of its Affiliates to, keep one another reasonably apprised as to the approval and licensing process with respect to the transactions contemplated by this Agreement before any Governmental Entity.  Each of Buyer and Seller shall use its commercially reasonable efforts to take, or cause to be taken, all actions reasonably necessary to (i) defend any lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated by this Agreement, (ii) prevent the entry by any Governmental Entity of any decree, injunction or other order challenging this Agreement or the consummation of the transactions contemplated by this Agreement, (iii) appeal as promptly as practicable any such decree, injunction or other order and (iv) have any such decree, injunction or other order vacated or reversed; provided, however that Buyer and Seller shall not be required to take the actions referenced in (i)-(iv) of this Paragraph with respect to any lawsuit or legal proceeding, decree, injunction or other order pursuant to any Antitrust Law.

(d) From the date of this Agreement until the Closing (or earlier termination of this Agreement), (1) each party hereto shall, and Buyer shall cause its Affiliates to, promptly notify the other parties hereto in writing of any pending or, to the knowledge of Buyer or Seller, as appropriate, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking damages in connection with the transactions contemplated by this Agreement or (ii) seeking to restrain or prohibit the consummation of the Closing, and (2) Seller shall give prompt notice to Buyer of any of the following which occurs, or of which it becomes aware:  (i) any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default under any Material Contract; (ii) the occurrence or existence of any fact, circumstance or event which would reasonably be expected to result in (A) any representation or warranty made by Seller in this Agreement or in any Disclosure Letter, exhibit or certificate or delivered herewith, to be untrue or inaccurate in any material respect or (B) the failure of any condition precedent to either party’s obligations; and (iii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

(e) Buyer shall use its commercially reasonable efforts to cause each Affiliate of Buyer to take all necessary actions to obtain as promptly as possible all approvals or licenses from Gaming Authorities that are necessary for the consummation of the transactions contemplated hereby.

(f) Prior to the Closing, in the event that, in the reasonable judgment of Buyer and Seller, after consultation with their respective counsel and the staff of the Louisiana Gaming Control Board (the “LGCB”), that the fact that any Affiliate of Buyer is involved in the transaction would give rise to any investigation by Gaming Authorities that, if conducted, would be reasonably expected to prevent Buyer from consummating the transactions contemplated by this Agreement within the time contemplated in this Agreement (including any extensions permitted pursuant to the terms hereof), Buyer shall disassociate with such Affiliate to the extent necessary to allow for the required approval and licensing of the transactions contemplated by this Agreement.

Section 6.5 Publicity.  Seller and Buyer shall agree on the form and content of an initial press release regarding the transactions contemplated hereby and thereafter shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statement with respect to any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation and prior to considering in good faith any such comments, except as may be required by Law applicable to such parties or their respective Affiliates (including the Securities Act, the Exchange Act and any Gaming Laws) or any listing agreement with the New York Stock Exchange, the NASDAQ Stock Market or in any filings with the Securities and Exchange Commission to be filed by Buyer or Seller (as may be amended or supplemented).

Section 6.6 Exclusive Dealing.  During the period from the date of this Agreement to the earlier of (i) the Closing Date and (ii) the date this Agreement is terminated in accordance with its terms, Seller shall not, and shall cause the Company and the respective Affiliates and Representatives of the Company and Seller to refrain from taking any action to, directly or indirectly, encourage, initiate, solicit or engage in discussions or negotiations with, or provide any information to, any Person, other than Buyer (and its Affiliates and Representatives), concerning any purchase of any equity interests of the Company or any merger, asset sale, recapitalization or similar transaction involving the Company.  Seller will not vote its equity interests in the Company in favor of any purchase of any equity interests of the Company, or any merger, asset sale, recapitalization or similar transaction involving the Company.  Seller and/or the Company will notify Buyer as soon as practicable if any Person makes any proposal, offer, inquiry to, or contact with, Seller or the Company, as the case may be, with respect to the foregoing and shall describe in reasonable detail the identity of any such Person, the substance and material terms of any such contact and the material terms of any such proposal.  Upon execution of this Agreement, Seller and the Company shall, and shall cause the respective Affiliates and Representatives of Seller and the Company to exercise any rights under a confidentiality agreement or similar agreement to request that any non-public information provided by Seller, the Company or their respective Affiliates and Representatives in connection with any such proposal (including any analysis, extracts or summaries thereof) be destroyed or returned to Seller, to the extent permitted under any such confidentiality agreement.

Section 6.7 Further Assurances and Actions

(a) Subject to the terms and conditions herein, including the provisions set forth in Section 6.4, (1) Buyer and Seller each agree to use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using their respective commercially reasonable efforts (i) to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to Contracts with each party hereto as are necessary or desirable for the consummation of the transactions contemplated by this Agreement, and (ii) to fulfill all conditions set forth in Article VII applicable to such party pursuant to this Agreement and (2) Buyer and PGP each agrees to use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to obtain the Financing.

(b) In the event that at any time after the Closing any further action is necessary to vest Buyer with full title to the LLC Interests, the proper officers and/or directors of Buyer and/or managers or officers of Seller shall take all action reasonably necessary (including executing and delivering further notices, assumptions and releases) to vest Buyer with such title.

(c) In the event prior to Closing the LGCB requests in writing any modification or amendment to this Agreement or any other agreement or document executed or anticipated to be executed in accordance with the provisions hereof that in the reasonable judgment of both Buyer and Seller (1) would not adversely affect or change the terms and provisions of this Agreement or (2) impose any unreasonable conditions or obligations on Seller, Buyer or the Company, the obligations of the respective parties hereunder or thereunder, or any other obligations of Seller, Buyer or the Company, Seller and Buyer agree to effect promptly such requested modification or amendment.

(d) Seller agrees that after the Closing, it shall use its commercially reasonable efforts to promptly satisfy all Seller Pre-Closing Obligations as they become due.

Section 6.8 Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes incurred with respect to the transactions contemplated hereby shall be borne solely by Buyer.  Except as required by applicable Law, Seller shall prepare, execute and file all Tax Returns and other documentation on a timely basis as may be required to comply with the provisions of any such Tax Laws; provided, that Seller shall not file any such Tax Return or other documentation without the prior written consent of Buyer, not to be unreasonably withheld or delayed.  In addition, Seller shall promptly provide Buyer with evidence of filing, including copies, of such Tax Returns and other documentation.

Section 6.9 Reservations.  Buyer will honor (in accordance with their terms) all pre-Closing customer reservations confirmed by the Company, discounts or other benefits, including benefits extended under any frequent player or casino awards programs, group discounts, other discounts or requirements that food, beverage or other benefits to be delivered to the guest(s) holding such reservations, discounts or other benefits that are specifically identified in Section 6.9 to the Seller Disclosure Letter.  Buyer will honor all service agreements, if any, that have been granted to groups, persons or other customers for periods after the Closing Date that are specifically identified in Section 6.9 to the Seller Disclosure Letter at the rates and terms provided in such agreements.  Buyer agrees that Seller cannot, and does not, make any representation or warranty that any party holding a reservation or agreement for facilities or services will utilize such reservation or honor such agreement.  Between the date hereof and the Closing, Seller shall keep Buyer reasonably informed regarding the grant by the Company of any (1) customer discounts or other benefits, including benefits extended under any frequent player or casino awards programs, group discounts, other discounts or requirement that food, beverage or other benefits be delivered to the guest(s) holding such reservations, discounts or other benefits, or (2) service agreements to groups, persons or other customers.  Buyer, by the execution hereof, solely assumes the risk of non-utilization of reservations and non-performance of such agreements from and after the Closing.

Section 6.10 Intercompany Accounts; Affiliate Transactions.  Seller and Buyer agree that all intercompany accounts between Seller or any Affiliate of Seller (other than the Company), on the one hand, and the Company, on the other hand, shall be settled at or prior to the Closing.  Seller shall cause the CS Affiliate Contract to be terminated prior to or concurrently with the Closing.

Section 6.11 Insurance Matters.  Buyer will be solely responsible for acquiring and placing its casualty insurance, business interruption insurance, liability insurance, property insurance, marine insurance, worker’s compensation insurance and other insurance policies for all periods after the Closing.  Buyer acknowledges that all insurance coverage for the Company under policies of Seller or its Affiliates shall terminate as of the Closing.  Following the Closing and thereafter, Seller agrees to (i) use its commercially reasonable efforts and cooperate with Buyer and the Company in making claims under any insurance policy that was in effect prior to the Closing that covered the Company or its businesses, properties, assets or employees with respect to occurrences, accidents, incidents or claims relating to the Company and/or its operations that occurred, arose or related to the period prior to the Closing Date, and Seller agrees to obtain and remit to Buyer promptly any recoveries (net of deductibles) under such insurance policies with respect thereto, to the extent received by Seller or any of its Affiliates, and (ii) pay any claims for any Liabilities with respect to occurrences, accidents, incidents or claims relating to the Company and/or its operations that occurred, arose or related to the period prior to the Closing Date not covered by insurance including, but not limited to, all matters disclosed in Sections 4.10, 4.14 and 4.20 of the Seller Disclosure Letter, subject however, to the requirement that Buyer promptly notify Seller in writing of any such claim promptly upon obtaining knowledge thereof.  Seller agrees to provide Buyer, no later than ten (10) Business Days after the date hereof, with any information (including backup information and all attorney audit letters) that Buyer may reasonably request regarding the reserves for insurance that the Company has made under any insurance policy that was in effect prior to the Closing that covered the Company or its businesses, properties, assets or employees.

Section 6.12 Certain Transactions.  Prior to the Closing, Buyer shall not take, or agree to commit to take, any action (including any acquisition, merger, consolidation, joint venture, partnership or divestiture) that materially delays the receipt of, or materially impacts the ability of any party hereto to obtain, any Governmental Approval or materially delays or prevents the consummation of the transactions contemplated by this Agreement.

Section 6.13 No Control.  Except as permitted by the terms of this Agreement, prior to the Closing, (i) Buyer shall not directly or indirectly control, supervise, direct or interfere with, or attempt to control, supervise, direct or interfere with, the operation of the business at the Property and (ii) the operations and affairs of the Property shall be the sole responsibility of the Company and its Affiliates and shall be under the Company’s sole and complete control.

Section 6.14 Tax Matters.

(a) All Taxes and Tax liabilities with respect to the income and operations of the Company or the ownership of the Assets that relate to the Overlap Period (as defined below) shall be apportioned between Seller and Buyer as follows:  (i) in the case of Taxes other than income, sales and use and withholding Taxes, on a per diem basis; and (ii) in the case of income, sales and use and withholding Taxes, as determined from the books and records of the Company as though the taxable year of the Company terminated at the close of business on the Closing Date.  As used herein, “Overlap Period” shall mean the period relating to any Taxes and Tax liabilities, which begins prior to the Closing Date and ends subsequent to the Closing Date.   Except as otherwise required by applicable law, the Tax Returns for any such Overlap Period shall be prepared in a manner consistent with Tax Returns prepared and filed by the Company prior to the Closing Date.

(b) Seller shall not take any actions (including, but not limited to, filing any Tax Return or amended Tax Return, responding to any audit or inquiry by a taxing authority, or settling or compromising any controversy with a taxing authority) that could affect the Tax liability of Buyer or any of its Affiliates without the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed.

(c) No action shall be taken by Seller or any of its Affiliates (including the making of an election under Treasury Regulations Section 301.7701-3) that would result in the Company being treated as other than a disregarded entity for federal, state or local income tax purposes.

Section 6.15 Financing.  Seller and the Company shall, and shall use good faith efforts to cause their Representatives to, provide all reasonable and timely cooperation in connection with the arrangement by Buyer of the financing necessary to consummate the transactions contemplated by this Agreement (the “Financing”), including (i) arranging for the necessary members of senior management, or individuals performing the functions customarily associated with such titles and positions of the Company, who may be reasonably expected to participate in such cooperation, (y) to provide reasonable and customary management representations to auditors and (z) to provide reasonable and timely assistance with the preparation of business projections and similar materials; (ii) upon request, furnishing Buyer and its financing sources with historical financial information, business and financial projections and other readily available information regarding the Company as may be reasonably requested by Buyer, including all financial statements and financial data and related material (including appropriate management’s discussion and analysis) sufficient in form and content in order for Buyer to comply with the requirements of Regulation S-X and Regulation S-K under the Securities Act and the requirements of the rules of the Public Company Accounting Oversight Board of a type and in the form customarily included in private placements under Rule 144A of the Securities Act and regulations promulgated thereunder to consummate any portion of the Financing (and including, with respect to the audited financial statements for the fiscal year ended December 31, 2008, the report of the Company’s auditors thereon) (the “Required Financial Information”), (iii) reasonably cooperating with Buyer and its financing sources in the preparation of (A) Required Financial Information and any tabular, compiled or other financial data or other information regarding the Company as reasonably requested by Buyer in connection with the Buyer’s preparation of any offering, information or syndication documents for or relating to any of the Financing, including any offering memorandum prepared in accordance with customary practices for any offering in accordance with Rule 144A (collectively, the “Offering Documents”), and (B) materials for rating agency presentations, (iv) providing and executing documents as may be reasonably requested by Buyer and reasonably acceptable to the Company, including a certificate of a management member of the Company with respect to the solvency of the Company, (v) facilitating the pledging of collateral on or after the Closing Date, and obtaining surveys, title insurance, title policies and commitments, payoff letters, consents and waivers as reasonably requested by Buyer or its financing sources, (vi) obtaining (A) comfort letters from the auditors of the Company and consent from such auditors for Buyer and the Company to use any of their audit reports of the Company (including but not limited to by including such reports in any Offering Documents), and (B) customary legal opinions regarding due organization, power and authority to enter into the transactions contemplated hereby, no conflicts, and execution and delivery and enforceability of this Agreement and the other agreements contemplated hereby, in each case subject to customary assumptions and qualifications, as reasonably requested by Buyer and reasonably acceptable to the Company, and (vii) taking all corporate actions reasonably necessary to permit the consummation of the Financing and to permit the proceeds thereof to be made available to the Company at or prior to the Closing; provided, that (i) each item of the information listed on Exhibit C attached hereto shall be provided to Buyer by no later than the applicable time period specified for such item in Exhibit C (such requirement, the “Financial Information Deliverable Requirement”), and (ii) all information not listed on Exhibit C to be provided by the Company pursuant to this Section 6.15 shall be provided to Buyer as soon as reasonably practicable; and provided, further, that notwithstanding any provision to the contrary set forth herein, (1) in no event shall the Company be required to pay any commitment or similar fee or incur any cost, expense, liability or other obligations in connection with the Financing or for obtaining the Required Financial Information prior to the Closing; provided, however, that if the Company, in its sole discretion, pays or incurs any reasonable cost, expense, liability or other obligations in connection with the Financing prior to the Closing, the Company shall be promptly reimbursed (and in any event no later than three (3) Business Days following receipt by Buyer of invoices with respect to such cost, expense, liability and other obligations) by Buyer for such costs, expenses, liabilities or other obligations; (2) such cooperation, in the good faith determination of the Company, after consultation with counsel, shall not reasonably be likely to consist of or result in a breach or violation of, or a default under, any Contract in effect as of the date hereof (including any financing arrangements), the organizational documents of the Company, or any applicable Laws; (3) the parties hereto agree to act in good faith to cooperate hereunder in such a manner so as to avoid any material interference with the normal conduct of the Company’s business or operations; and (4) at Buyer’s request, Buyer may elect to engage, at its sole expense, its own accountants, in lieu of Seller or the Company engaging their own accountants, to audit any financial information required to be delivered by Seller or the Company pursuant to this Section 6.15.

Section 6.16 Financial Statements.  For each fiscal quarter ending on or after June 30, 2009, and on or before the date that is forty five (45) days prior to the Closing Date, Seller shall cause to be delivered to Buyer within thirty (30) days after the last day of such fiscal quarter an unaudited balance sheet of the Company at the last day of such fiscal quarter, and the related statement of income and statement of cash flows for such fiscal quarter.  Except as noted therein and except for normal period end adjustments and the absence of footnotes, such information will be prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements) and will fairly and accurately present in all material respects the financial position of the Company as of the dates or periods represented by such information.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Conditions to Each Party’s Obligation to Effect the Closing.  The respective obligation of each party to this Agreement to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in a writing executed by Buyer and Seller:

(a) No Injunctions or Restraints.  The consummation of the transactions contemplated hereby shall not be restrained, enjoined or prohibited by any judgment, order, award, decision, injunction, decree, ruling, license, agreement, subpoena, or verdict entered, issued, made or rendered by any Governmental Entity or arbitrator, and there shall not have been any Law enacted, promulgated or deemed applicable to the transactions contemplated hereby by any Governmental Entity that prevents the consummation of such transactions or has the effect of making such consummation thereof illegal (each, a “Restraint”); provided, that, subject to the terms of this Agreement, including Section 6.4, prior to asserting this condition, the party asserting this condition shall have used its commercially reasonable efforts to prevent the entry of any such Restraint and to appeal as promptly as practicable any judgment that may be entered.

(b) Required Gaming Approvals.  All Gaming Approvals required to be obtained for the consummation of the transactions contemplated by this Agreement or necessary for ownership and operation of the Property (including approval, licensing or registration of Buyer and its officers, directors, key employees or Persons performing management functions similar to officers, each, as required by any Governmental Entity) shall have been obtained or made and shall be in full force and effect as of the Closing Date.

(c) HSR Act. Any waiting period under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or early termination shall have been granted without limitation, restriction or condition.

Section 7.2 Additional Conditions to Obligation of Buyer.  The obligation of Buyer to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in a writing executed by Buyer:

(a) Representations and Warranties.  The representations and warranties of Seller contained in (i) Sections 4.1, 4.2 and 4.3 shall be true and correct in all respects, and (ii) this Agreement or in any Disclosure Letter, exhibit or certificate delivered pursuant to this Agreement, other than those described in the immediately preceding clause (i), shall be true and correct in all material respects as of the date hereof and on and as of the Closing as if made at and on each such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent that such representations and warranties contain a materiality qualifier, in which case they shall be true and correct in all respects; provided, that the condition set forth in this Section 7.2(a) shall not be deemed to be satisfied if on the Closing Date, in the reasonable judgment of Buyer, Buyer is entitled to make any claim for Damages (as defined in Section 9.2(a) hereof) pursuant to Section 9.2(a) that, individually or in the aggregate, will be equal to or exceed five million dollars ($5,000,000).

(b) Performance of Obligations.  Seller and the Company shall have performed in all material respects all covenants, agreements and obligations required to be performed by Seller and the Company, as applicable, under this Agreement at or prior to the Closing, including delivery of items listed in Section 3.2 hereof.

(c) Officer’s Certificate.  Buyer shall have received a certificate signed on behalf of Seller by an executive officer of Seller as to the satisfaction of the conditions set forth in Sections 7.2(a) and 7.2(b).

(d) Tropicana Bankruptcy.  No Liability shall be outstanding against the Company in connection with, arising out of or resulting from the Tropicana Bankruptcy.

(e) Vessel.  The Vessel shall be Fully Operational in the reasonable judgment of Buyer, and Buyer shall have received a certificate signed on behalf of Seller by an executive officer of Seller (1) as to the satisfaction of the condition set forth in this Sections 7.2(e) and (2) certifying that no costs or other Liabilities are outstanding related to the Vessel becoming Fully Operational, other than those, if any, which have been identified as Seller Pre-Closing Obligations.

Section 7.3 Additional Conditions to Obligation of Seller.  The obligation of Seller to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in a writing executed by Seller:

(a) Representations and Warranties.  The representations and warranties of Buyer contained in this Agreement or in any Disclosure Letter, exhibit or certificate delivered pursuant to this Agreement shall be true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent that such representations and warranties contain a materiality qualifier, in which case they shall be true and correct in all respects.

(b) Performance of Obligations of Buyer.  Buyer shall have performed in all material respects all covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing, including delivery of items listed in Section 3.2 hereof.

(c) Officer’s Certificate.  Seller shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer as to the satisfaction of the conditions set forth in Sections 7.3(a) and 7.3(b).

ARTICLE VIII

TERMINATION AND AMENDMENT

Section 8.1 Termination.  This Agreement may be terminated at any time prior to the Closing (with respect to Sections 8.1(b) through 8.1(i) hereof, by written notice by the terminating party to the other party):

(a) by mutual agreement of Buyer and Seller;

(b) by either Buyer or Seller, if the transactions contemplated hereby shall not have been consummated on or prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a party if such party’s failure to fulfill any obligation under this Agreement has been the primary cause of, or materially contributed to, the failure of the Closing to occur on or before the Outside Date;

(c) by either Buyer or Seller, if any Gaming Authority has made a determination that such Gaming Authority will not issue to Buyer all Gaming Approvals by the Outside Date or if the condition set forth in Section 7.1(b) becomes incapable of satisfaction prior to the Outside Date;

(d) by either Buyer or Seller, if a court of competent jurisdiction or other Governmental Entity (other than the LGCB) shall have issued a Restraint preventing the consummation of the transactions contemplated by this Agreement and such Restraint shall be in effect; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or materially contributed to, such Restraint;

(e) by Buyer, if Seller has breached any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement that (i) would result in a failure of a condition set forth in Section 7.2 hereof and (ii) if it is capable of cure, is not cured in all material respects within twenty (20) calendar days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such twenty (20) day period but can be reasonably cured prior to the Outside Date, and Seller is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 8.1(e);

(f) by Seller, if Buyer has breached any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement that (i) would result in a failure of a condition set forth in Section 7.3 hereof and (ii) if it is capable of cure, is not cured in all material respects within twenty (20) calendar days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such twenty (20) day period but can be reasonably cured prior to the Outside Date, and Buyer is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 8.1(f);

(g) by Seller, if all of the conditions set forth in Article VII have been satisfied or waived, but Buyer has not procured the Financing by the Outside Date;

(h) by Seller, pursuant to Section 2.2(c); and

(i) by Buyer, on or before July 6, 2009, if Seller has breached the Financial Information Deliverable Requirement.

Section 8.2 Effect of Termination.  In the event of termination of this Agreement as provided in Section 8.1 hereof, this Agreement shall immediately become null and void, and there shall be no Liability on the part of Buyer, PGP or Seller, or their respective Affiliates or Representatives hereunder, other than pursuant to Section 2.2(c), Section 6.3(a) (with respect to the second sentence thereof), this Section 8.2, Section 8.3, Section 8.4 and Article XI hereof; provided, however, that nothing contained in this Section 8.2 shall relieve or limit the Liability of any party to this Agreement for any fraudulent or willful breach of this Agreement.  Notwithstanding anything to the contrary in this Agreement, if all of the conditions under Section 7.1 and Section 7.2 to Buyer’s obligation to effect the Closing (other than those conditions that may only be satisfied on the Closing Date, provided that such conditions are capable of being satisfied and are reasonably likely to be satisfied) have been satisfied on or prior to the Outside Date, or have been waived in whole or in part by Buyer prior to the Outside Date, and the Financing has been obtained, and Buyer fails to effect the Closing in breach of its obligations under Section 3.1, then Seller shall, without the requirement of posting a bond or other security, be entitled to obtain an order requiring specific performance by Buyer of the terms of this Agreement.

Section 8.3 Fees and Expenses.  Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Closing is consummated.

Section 8.4 Application of Escrow Funds.

(a) Upon the termination of this Agreement pursuant to Section 8.1(b) or 8.1(d) hereof (but in the case of Section 8.1(d), only if such termination relates to Gaming Approvals or Gaming Laws applicable to the transactions contemplated by this Agreement), and if (x) at or prior to such termination, all Gaming Approvals shall not have been obtained, the Escrow Funds shall be paid to Seller or (y) at or prior to such termination, all Gaming Approvals shall have been obtained and not limited, suspended, terminated or revoked, the Escrow Funds shall be paid to Buyer (unless at such time of termination this Agreement was also terminable pursuant to Sections 8.1(d), 8.1(f), 8.1(g) or 8.1(h) in which event the Escrow Funds shall be paid to Seller).

(b) Upon the termination of this Agreement pursuant to Section 8.1(a), 8.1(c) (but only if Seller is the principal cause of, or materially contributed to, (i) any Gaming Authority making a determination that such Gaming Authority will not issue to Buyer all Gaming Approvals by the Outside Date, or (ii) the condition set forth in Section 7.1(b) becoming incapable of satisfaction prior to the Outside Date), 8.1(d) (but only if Seller or the Company is the principal cause of, or materially contributed to, such Restraint), 8.1(e) or 8.1(i),  the Escrow Funds shall be paid to Buyer.

(c) Upon the termination of this Agreement pursuant to Section 8.1(c) (if Seller is not the principal cause of, and has not materially contributed to, either (i) any Gaming Authority making a determination that such Gaming Authority will not issue to Buyer all Gaming Approvals by the Outside Date, or (ii) the condition set forth in Section 7.1(b) becoming incapable of satisfaction prior to the Outside Date), 8.1(d) (unless Seller or the Company is the principal cause of or materially contributed to such Restraint), 8.1(f), 8.1(g) or 8.1(h), the Escrow Funds shall be paid to Seller.

(d) After the Closing Date, the Escrow Funds shall be paid to Buyer and/or Seller as set forth in the Escrow Agreement.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

Section 9.1 Survival of Representations, Warranties, Covenants and Agreements.  Except for the representations and warranties contained in Sections (i) 4.1, 4.2 and 4.3, which shall survive indefinitely, and (ii) 4.8, 4.11, 4.13, 4.14, 4.16, 4.18 and 5.8, which shall survive until sixty (60) days after the expiration of the applicable statute of limitations period (after giving effect to any waivers and extensions thereof), the representations and warranties made by Seller and Buyer in this Agreement shall survive the Closing until (and claims based upon or arising out of such representations and warranties may be asserted at any time before) March 31, 2011 (the “Survival Period”).  Except as set forth therein, the parties intend for the preceding sentence to shorten the otherwise applicable statutes of limitations and agree that, subject to the last sentence of this Section 9.1, no claim may first be asserted based upon an alleged breach of any of the representations and warranties contained in this Agreement after the Survival Period.  The expiration of the Survival Period with respect to the representations and warranties provided herein shall not affect a party in respect of any claim asserted by such party in reasonable detail in a writing received by the Indemnifying Party (as defined in Section 9.4 hereof) prior to the expiration of the Survival Period provided herein.  All covenants and agreements contained herein that by their terms contemplate actions or impose obligations following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms.

Section 9.2 Indemnification.

(a) From and after the Closing, Seller shall indemnify, save and hold harmless Buyer and its Affiliates and their respective Representatives, equityholders, successors and assigns (each, a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) from and against any and all costs, losses, Liabilities, damages, claims, demands and expenses, including interest, penalties, reasonable attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing (herein, “Damages”), suffered, paid or incurred, directly or indirectly, in connection with, arising out of or resulting from:

(i) the failure of any representation or warranty made by Seller in this Agreement to be true and correct in all respects as of the date of this Agreement and as of the Closing Date (without giving effect to any “materiality,” “material adverse effect,” “knowledge” or similar qualification);

(ii) any breach of any covenant or agreement made, or to be performed, by Seller in this Agreement;

(iii) the Tropicana Bankruptcy, including any claims made by the bankruptcy trustee;

(iv) the Park Cattle Settlement;

(v) any (1) claim made by any Property Employee or (2) Legal Proceeding, in each case related to or arising out of any facts or circumstances that occurred prior to the Closing, including, but not limited to, all matters disclosed in Sections 4.10, 4.14 and 4.20 of the Seller Disclosure Letter;

(vi) all Taxes (A) attributable to the Assets or the Company with respect to any taxable period or portion thereof that ends on or prior to the Closing Date or (B) imposed on the Seller or Wimar;

(vii) all Seller Pre-Closing Obligations; and

(viii) any and all joint and several “controlled group liability” under the Code or Title IV of ERISA incurred by Buyer or its Affiliates in connection with the acquisition of the Company, including, but not limited to, any potential liabilities disclosed in Section 4.14(c) of the Seller Disclosure Letter.

(b) From and after the Closing, Buyer shall indemnify, save and hold harmless Seller and its Affiliates and their respective Representatives, equityholders, successors and assigns  (each, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) from and against any and all Damages suffered, paid or incurred, directly or indirectly, in connection with, arising out of or resulting from:

(i) the failure of any representation or warranty made by Buyer in this Agreement to be true and correct in all respects as of the date of this Agreement and as of the Closing Date (without giving effect to any “materiality,” “material adverse effect,” “knowledge” or similar qualification);

(ii) any breach of any covenant or agreement made, or to be performed, by Buyer in this Agreement, except for a breach of Sections 2.2(c) or 6.7(a)(2);

(iii) any (1) claim made by any Property Employee or (2) Legal Proceeding, in each case related to or arising out of any facts or circumstances that occurred after the Closing; and

(iv) all Taxes attributable to the Assets or the Company with respect to any taxable period or portion thereof that ends after the Closing Date.

Section 9.3 Interpretation.  Notwithstanding anything in this Agreement to the contrary, the term Damages shall not include any special, incidental or punitive damages.  Notwithstanding anything to the contrary in this Agreement, no Indemnifying Party (as defined in Section 9.4 hereof) shall be liable for any Damages to the extent that such Damages suffered by any Indemnified Party (as defined in Section 9.4 hereof) result directly from (i) any tortuous act or omission by such Indemnified Party or (ii) the failure of such Indemnified Party to take reasonable and prudent action, if appropriate under the circumstances, to mitigate such Damages; provided, that such mitigation would have materially decreased the amount of Damages being sought by the Indemnified Party.

Section 9.4 Procedure for Claims between Parties.  If a claim for Damages is to be made by a Buyer Indemnified Party or Seller Indemnified Party (each, an “Indemnified Party” and collectively, the “Indemnified Parties”), such party shall give written notice briefly describing the claim and the total monetary damages (or, if not reasonably capable of calculation, an estimate of the total monetary damages) sought (each, a “Notice”) to the indemnifying party hereunder (the “Indemnifying Party” and collectively, the “Indemnifying Parties”) within a reasonable time period after such Indemnified Party becomes aware of any fact, condition or event that may give rise to Damages for which indemnification may be sought under this Article IX.  Any failure to submit Notice to the Indemnifying Party shall not relieve any Indemnifying Party of any Liability hereunder, except to the extent that the Indemnifying Party was actually prejudiced by such failure.

Section 9.5 Defense of Third Party Claims.  If any lawsuit or enforcement action is filed against an Indemnified Party by any third party (each, a “Third Party Claim”) for which indemnification under this Article IX may be sought, Notice thereof shall be given to the Indemnifying Party as promptly as practicable.  The failure of any Indemnified Party to give timely Notice hereunder shall not affect the rights to indemnification hereunder, except to the extent that the Indemnifying Party was actually prejudiced by such failure.  The Indemnifying Party shall be entitled, if it so elects at its own cost and expense, to (i) take control of the defense and investigation of such Third Party Claim, (ii) employ and engage attorneys of its own choice (provided that such attorneys are reasonably acceptable to the Indemnified Party) to handle and defend the same, unless the named parties to such action or proceeding include both one or more Indemnifying Parties and an Indemnified Party, and the Indemnified Party has been advised in writing by counsel that there may be a conflict of interest (including one or more legal defenses available to such Indemnified Party that are different from or additional to those available to an applicable Indemnifying Party), in which event such Indemnified Party shall be entitled, at the Indemnifying Party’s reasonable cost and expense, to separate counsel (provided, that such counsel is reasonably acceptable to the Indemnifying Party), and (iii) compromise or settle such claim, which compromise or settlement shall be made only (x) with the written consent of the Indemnified Party, such consent not to be unreasonably delayed, conditioned or withheld or (y) if such compromise or settlement contains an unconditional release of the Indemnified Party in respect of such claim; provided, however, that (1) notwithstanding anything herein to the contrary (A) Seller only has the right to control a Third Party Claim if it solely relates to Taxes (I) attributable to the Assets or the Company with respect to any taxable year or other taxable period that ends on or prior to the Closing Date or (II) imposed on Seller or Wimar; and (B) with respect to a Third Party Claim regarding Taxes, Seller shall not consent to any settlement or entry of any judgment of (or otherwise compromise) such Third Party Claim without the written consent of Buyer, which consent shall not be unreasonably withheld or delayed; and (2) the Indemnifying Party shall be entitled to assume the defense of such action only to the extent the Indemnifying Party acknowledges its indemnity obligation and assumes and holds such Indemnified Party harmless from and against the full amount of any Damages resulting therefrom; provided, further, that the Indemnifying Party shall not be entitled to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnified Party if (i) such third party claim would give rise to Damages which are more than twice the amount indemnifiable by such Indemnifying Party pursuant to this Article IX; (ii) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (iii) the claim seeks an injunction or equitable relief against the Indemnified Party; (iv) the Indemnified Party reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would be detrimental to or injure the Indemnified Party’s reputation or future business prospects; or (v) upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such claim.  If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom; provided, however, that the Indemnified Party may, at its own cost, participate in (but not control) the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom.  The parties shall cooperate with each other in any notifications to insurers.  If the Indemnifying Party fails to assume the defense of such claim within fifteen (15) calendar days after receipt of the Notice, the Indemnified Party against which such claim has been asserted will have the right to undertake, at the Indemnifying Party’s reasonable cost and expense (to be paid or reimbursed periodically, as invoiced), the defense, compromise or settlement of such Third Party Claim on behalf of and for the account of the Indemnifying Party; provided, however, that such claim shall not be compromised or settled without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably delayed, conditioned or withheld.  If the Indemnified Party assumes the defense of the claim, the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement.

Section 9.6 Limitations on Indemnity.

(a) No Indemnified Party shall, with respect to any claim for indemnification, seek, or be entitled to, indemnification from any of the Indemnifying Parties pursuant to Sections 9.2(a)(i), 9.2(a)(ii) or 9.2(b) hereof unless (x) notice of such claim is timely given to the Indemnifying Party during the Survival Period, (y) the amount of Damages with respect to the particular breach exceeds twenty five thousand dollars ($25,000) (aggregating all such Damages arising from substantially identical facts), and (z) the aggregate amount of all Damages for which such Indemnified Party and its Affiliates and their respective Representatives are entitled to indemnification pursuant to Section 9.2 hereof exceeds, on a cumulative basis, one million dollars ($1,000,000) (the “Deductible”); provided, that, if the aggregate of all claims for Damages for which indemnification is sought by such Indemnified Party and its Affiliates and their respective Representatives pursuant to Section 9.2 hereof equals or exceeds the Deductible, then such Indemnified Party shall be entitled to recover, with respect to such claims, subject to the limitations in this Section 9.6(a), only the amount by which the Damages exceed the Deductible, but in no event shall the aggregate Damages recovered by such Indemnified Party and its Affiliates and their respective Representatives pursuant to Section 9.2 exceed an amount equal to ten million dollars ($10,000,000) in the aggregate.

(b) In calculating the amount of any Damages payable to a Buyer Indemnified Party or a Seller Indemnified Party hereunder, the amount of the Damages shall (i) not be duplicative of any other Damage for which an indemnification claim has been made and (ii) be computed net of any (a) amounts recovered by such Indemnified Party under any insurance policy with respect to such Damages (net of any costs and expenses incurred in obtaining such insurance proceeds, including any Taxes imposed on such proceeds) and (b) prior or subsequent recovery by such Indemnified Party from any Person with respect to such Damages.  If an Indemnifying Party pays an Indemnified Party for a claim and subsequently insurance proceeds in respect of such claim are collected by the Indemnified Parties, then the Indemnified Party promptly shall remit the insurance proceeds (net of any costs and expenses incurred in obtaining such insurance proceeds) to the Indemnifying Party.

Section 9.7 Payment of Damages.  An Indemnified Party shall be paid in cash by an Indemnifying Party the amount to which such Indemnified Party may become entitled by reason of the provisions of this Article IX within ten (10) days after such amount is determined either by mutual agreement of the parties or on the date on which both such amount and an Indemnified Party’s obligation to pay such amount have been determined by a final judgment of a court or administrative body having jurisdiction over such proceeding.

Section 9.8 Exclusive Remedy.  Subject to Section 8.2, notwithstanding anything to the contrary contained in this Agreement, in connection with any termination of this Agreement by Seller pursuant to Section 8.1, the remedies set forth in Section 8.4 shall constitute the sole and exclusive remedies of Seller for any Damages arising out of, resulting from or incurred in connection with any such termination; provided, however, that in the event that Buyer and PGP are or were required, but failed, to deposit the Additional Deposit as provided in Section 2.2(c) hereof, Seller shall be entitled pursuant to Section 2.2(c) to bring suit against Buyer or PGP for the amount of the Additional Deposit.  After the Closing, the indemnities provided in this Article IX shall constitute the sole and exclusive remedy of any Indemnified Party for Damages arising out of, resulting from or incurred in connection with any claims regarding matters arising under or otherwise relating to this Agreement and each exhibit, Disclosure Letter, document or certificate delivered in connection herewith; provided, however, that this exclusive remedy for Damages does not preclude Buyer from bringing an action for specific performance or other equitable remedy to require Seller to perform its obligations under this Agreement.  Without limiting the foregoing, each of Buyer and Seller hereby waives (and, by their acceptance of the benefits under this Agreement, each Buyer Indemnified Party and Seller Indemnified Party hereby waives), from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud or willful misconduct) such party may have against the other party arising under or based upon this Agreement or any exhibit, Disclosure Letter, document or certificate delivered in connection herewith, and no legal action sounding in tort, statute or strict liability may be maintained by any party with respect thereto (other than a legal action brought solely to enforce the provisions of this Article IX).  Notwithstanding anything to the contrary in this Section 9.8, in the event of fraud, willful misconduct or a fraudulent breach of the representations, warranties, covenants or agreements contained herein by Buyer or Seller, any Indemnified Party shall have all remedies available at law or in equity with respect thereto.

Section 9.9 Treatment of Indemnification Payments.  All indemnification payments made pursuant to this Article IX shall be treated by the parties for income Tax purposes as adjustments to the Purchase Price, unless otherwise required by applicable Law.

ARTICLE X

PROPERTY

Section 10.1 As Is.  Buyer or its Representatives have fully examined and inspected the Property prior to the execution of this Agreement. Buyer agrees that the Property shall be in its “AS IS” condition as of Closing, and, except as provided in Article IV hereof, Buyer is not relying upon any representations, statements, or warranties (oral or written, implied or express) of any officer, employee, agent, Affiliate or Representative of Seller, or any salesperson or broker (if any) involved in the transactions contemplated hereby as to the Property, including (a) any representation, statements or warranties as to the physical condition of the Property; (b) the fitness and/or suitability of the Property for use as a casino; (c) the financial performance of the Property; (d) the compliance of the Property with applicable building, zoning, subdivision, environmental, or land use Laws; (e) the state of repair of the Property; (f) the value of the Property; (g) the manner or quality of construction of the Property; (h) the income derived or to be derived from the Property; or (i) the fact that the Property may be located on earthquake faults or in seismic hazardous zones.  Buyer for itself and its successors and assigns, waives any right to assert any claim against Seller, at law or in equity, relating to any such matter, whether latent or patent, disclosed or undisclosed, known or unknown, in contract or tort, now existing or hereafter arising.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Definitions.

(a) For purposes of this Agreement, the term:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-mentioned Person.  With respect to Buyer, for purposes of Section 6.4, Affiliate shall include those persons required to file a suitability application, whether as a key person or otherwise.

“Antitrust Laws” shall mean the Sherman Antitrust Act of 1890, as amended; the Clayton Antitrust Act of 1914, as amended; the HSR Act; the Federal Trade Commission Act of 1914, as amended; and all other judicial doctrines, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, or lessening of competition through merger or acquisition.

“Auditor” means an independent accounting firm of recognized national standing with no existing relationship with any party hereto that is mutually selected by Buyer and Seller.

“Balance Sheet” means the audited balance sheet of the Company for fiscal year 2008 in the form set forth in Section 4.4 of the Seller Disclosure Letter.

“Business Day” means any day, other than a Saturday, Sunday or a day on which banks located in New York, New York or Cincinnati, Ohio shall be authorized or required by Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Customer List” means a list (in either electronic or printed form as reasonably requested by Buyer) that includes the names, addresses and contact information (in the form maintained by the Company in accordance with past practices) of certain customers who have visited the Property prior to the Closing (but not including such data for the two-day period prior to the Closing).

“Company Intellectual Property” means all Intellectual Property owned, licensed, used or held for use by the Company, including the Company Customer List and those Intellectual Property assets listed on Section 4.8(a) of the Seller Disclosure Letter.

“Company Material Adverse Effect” means any change, effect, event or occurrence that (i) is materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company or (ii) prevents or materially delays Seller from performing its material obligations under this Agreement or consummation of the transactions contemplated hereby; provided, however, that any change, effect, event or occurrence resulting from (A) changes in international or national political or regulatory conditions generally which do not have a disproportionate impact on the Company, (B) changes or conditions generally affecting the U.S. economy or financial markets or generally affecting the industry in which the Company operates which do not have a disproportionate impact on the Company, (C) changes in tax rates which do not have a disproportionate impact on the Company, (D) the introduction of gaming in any state adjoining Louisiana, (E) any change in Law or GAAP which does not have a disproportionate impact on the Company, (F) any act of terrorism, war (whether or not declared), natural disaster, act of God or severe weather conditions which does not have a disproportionate impact on the Company, (G) actions taken with the consent of Buyer, or (H) the execution or announcement of this Agreement, the pendency of the transactions contemplated by this Agreement or the performance of the obligations under this Agreement shall be deemed not to constitute a “Company Material Adverse Effect.”

“Contract” means any agreement, contract, lease, power of attorney, note, loan, understanding, arrangement, evidence of Indebtedness, purchase order, letter of credit, undertaking, covenant not to compete, license, instrument, obligation, commitment, policy, purchase and sales order and other executory commitment to which any Person is a party or to which any of the assets of such Person are subject, whether oral or written.

“CS Affiliate Contract” means that certain Service Agreement, between Columbia Sussex Corporation and Wimar Tahoe Corporation dba Columbia Entertainment, dated January 3, 2007.

 “Encumbrances” means Liens, covenants, conditions, restrictions, agreements, easements, title defects, options, rights of first offer, rights of first refusal, restrictions on transfer, rights of other parties, limitations on use, limitations on voting rights, or other encumbrances of any kind or nature.

“Environmental Claim” means any claim, action, cause of action, investigation or written notice by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (i) the presence or Release of any Hazardous Materials at any location, whether or not owned or operated by the Company or (ii) circumstances forming the basis of any violation of any Environmental Law.

“Environmental Laws” means all Laws relating to pollution or protection of human health or the environment, including without limitation, Laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fixtures” means all fixtures owned by the Company and placed on, attached to, or located at and used in connection with the operation of the Property.

“Fully Operational” means, with respect to the Vessel as of any date, that each of the following conditions are satisfied: (i) the Vessel is in satisfactory working order and repair on such date, (ii) all Gaming Approvals, including licenses and permits from LGCB and the United States Coast Guard or other applicable Governmental Entity, necessary for the operation of the Vessel in a manner materially consistent with its historical operations, are valid and in full force and effect, and (iii) the Vessel and the Portside Facility are then operating, performing and functioning in a manner that is adequate and complete for the use, occupancy and operation of the business of the Company on such date in the ordinary course of business and consistent in all material respects with past practice of the Company since January 1, 2008.

“Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority necessary for or relating to the conduct of activities by any party hereto or any of its Affiliates, including, without limitation, the ownership, operation, management and development of the Property.

“Gaming Authority” means any governmental authority or agency with regulatory control or jurisdiction over the conduct of lawful gaming or gambling, including, without limitation, the Louisiana Gaming Control Board and the Louisiana State Police.

“Gaming Laws” means any federal, state, local or foreign statute, ordinance, rule, regulation, permit, consent, registration, finding of suitability, approval, license, judgment, order, decree, injunction or other authorization, including any condition or limitation placed thereon, governing or relating to the current or contemplated casino and gaming activities and operations of the Property, the Company, Seller, Buyer or any of their respective Affiliates, as the case may be.

“Gaming License” means the Louisiana State Riverboat License No. R013600020, together with all applicable conditions and renewals thereto.

“Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law.

“Indebtedness” of any Person means and includes (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) amounts owing as deferred purchase price for property or services, including all seller notes and “earn-out” payments, (iii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (iv) commitments or obligations by which such Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (v) indebtedness secured by a Lien on assets or properties of such Person, (vi) obligations or commitments to repay deposits or other amounts advanced by and owing to third parties, (vii) obligations under any interest rate, currency or other hedging agreement or (viii) guarantees or other contingent liabilities (including so called take-or-pay or keep-well agreements) with respect to any indebtedness, obligation, claim or liability of any other Person of a type described in clauses (i) through (vii) above.

“Intellectual Property” means all of the following in any jurisdiction: (i) patents, patent applications and patent disclosures as well as any reissues, continuations, continuations in part, divisions, revisions, extensions or reexaminations thereof; (ii) trademarks, service marks, certification marks, trade dress, trade names, brand names, slogans, logos and other indicia of origin, Internet domain names, and corporate names (and all translations, adaptations, derivations, and combinations of the foregoing), together with all of the goodwill associated therewith; (iii) copyrights and copyrightable works; (iv) registrations, applications for registration and any renewals or extensions for any of the foregoing; (v) computer software (including source code and object code), data, databases and documentation thereof; (vi) trade secrets and other confidential information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know how, manufacturing, production, design, and merchandising processes and techniques, research and development information, industry analyses, drawings, specifications, designs, plans, proposals, technical data, financial and accounting data, business and marketing plans and customer and supplier lists and related information; (vii) all other intellectual property and proprietary rights; (viii) all advertising and promotional materials; (ix) writings, compilations and other works, whether copyrightable or not; (x) all copies and tangible embodiments of any of the foregoing, in whatever form or medium; (xi) all rights to sue for past, present and future infringement or misappropriation of any of the foregoing; and (xii) all proceeds of any of the foregoing, including license royalties and other income and damages and other proceeds of suit.

“IRS” means the Internal Revenue Service, a division of the United States Treasury Department, or any successor thereto.

“knowledge” means (a) when used in the phrase “knowledge of Seller” or “Seller’s knowledge” and words of similar import, the actual knowledge, after reasonable due inquiry, of Bruce Woods, Joseph Yung and Ted Mitchel, and (b) when used in the phrase “knowledge of Buyer” or “Buyer’s knowledge” and words of similar import, the actual knowledge, after reasonable due inquiry, of Jonathan Swain and Natalie Schramm.

“Land” means the real property described in Section 4.19(b) of the Seller Disclosure Letter.

“Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award, policies, guidance, court decision, rule of common law or finding.

“Legal Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before or otherwise involving any Governmental Entity or arbitrator or any other Person.

“Liabilities” mean any direct or indirect liability, Indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

“Liens” means any mortgage, pledge, lien, security interest, conditional or installment sale agreement, option, right of first refusal, charge or other claims of third parties of any kind or nature.

“Material Contracts” means any Contract (i) for capital expenditures or other purchase of any materials, supplies, equipment, other assets or properties, or services that requires an annual expenditure by the Company of more than $50,000, (ii) providing for the acquisition or disposition of any assets, in each case involving more than $50,000 (iii) for the lease or sublease of personal property involving an annual base rental payment of more than $25,000, (iv) related to the licensing of Intellectual Property, other than mass marketed, commercially available licensed software, (v) relating to Indebtedness of the Company with a principal balance in excess, individually or in the aggregate, of $25,000, (vi) limiting the ability of the Company to engage in any line of business or compete with any Person, (vii) between the Company and Seller or any of Seller’s Affiliates, (viii) with any current or former employee, officer or director of the Company that provides for annual aggregate payments in excess of $100,000, (ix) granting or evidencing a Lien on any properties of the Company, other than Permitted Encumbrances, (x) involving a loan or advance to, or investment in, any Person, (xi) which contain restrictions with respect to the payment of dividends or other distributions in respect of the equity interests of the Company, (xii) under which any Person guaranteed Indebtedness of the Company, (xiii) that relates to the resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute involving, individually or in the aggregate, in excess of $25,000, (xiv) that relates to any confidentiality, standstill or similar undertaking involving the Company, or (xv) that by its terms calls for aggregate payments or receipt by the Company under such Contract of more than $50,000 over the remaining term of such Contract (other than ordinary course of business procurement for supplies or services).

“Outside Date” means September 17, 2009, provided, that (A) in the event that the condition set forth in Section 7.2(e) is the only condition that has not been fulfilled or waived as of the Outside Date, then the Outside Date shall be automatically extended for up to ninety (90) additional days from the date of the satisfaction of all of the conditions set forth in Article VII excluding the condition set forth in Section 7.2(e), or (B) in the event that (1) the Financing has not been obtained, or (2) (i) one or both of the conditions set forth in Sections 7.1(b) and 7.1(c) are the only conditions that have not been fulfilled or waived as of the Outside Date, (ii) Buyer is in compliance with its obligations under Section 6.4 and (iii) the consummation of the transactions contemplated hereby have not been restrained, enjoined or prohibited by any final and non-appealable judgment, order, award, decision, injunction, decree, ruling, license, agreement, subpoena, or verdict entered, issued, made or rendered by any Governmental Entity or arbitrator, then the Outside Date shall be automatically extended until November 3, 2009; provided, further, that if on November 3, 2009, each of the following statements is true: (i) one or both of the conditions set forth in Sections 7.1(b) and 7.1(c) are the only conditions that have not been fulfilled or waived as of the Outside Date, (ii) Buyer is in compliance with its obligations under Section 6.4, (iii) the consummation of the transactions contemplated hereby have not been restrained, enjoined or prohibited by any final and non-appealable judgment, order, award, decision, injunction, decree, ruling, license, agreement, subpoena, or verdict entered, issued, made or rendered by any Governmental Entity or arbitrator, and (iv) the conditions set forth in Sections 7.1(b) and 7.1(c) have not been fulfilled due to any action or inaction of Seller, then the Outside Date shall be automatically extended indefinitely, until the conditions set forth in Sections 7.1(b) and 7.1(c) have been fulfilled or have become incapable of being fulfilled.

“Park Cattle Settlement” means the lawsuit settlement with Park Cattle Company reached in April 2008, referenced in the notes to the Company’s financial statements for fiscal year 2008.

“Permitted Encumbrances” means

(i) Liens or Encumbrances arising in the ordinary course of business for mechanics’ and materialmen’s Liens or Encumbrances not filed of record, maritime Liens and charges, assessments and other governmental charges not delinquent or that are currently being contested in good faith by appropriate proceedings or for which Seller shall have provided a bond or other security reasonably satisfactory to Buyer;

(ii) Liens or Encumbrances for Taxes not yet due and payable;

(iii) Liens or Encumbrances in respect of judgments or awards with respect to which Seller shall in good faith currently be prosecuting an appeal or other proceeding for review and with respect to which (1) the Company shall have secured a stay of execution pending such appeal or such proceeding for review and (2) has been disclosed in the Seller Disclosure Letter;

(iv) Liens and Encumbrances created by or approved in writing by Buyer prior to Closing;

(v) easements, leases, reservations or other rights of others in, or minor defects and irregularities in title to, property or assets of the Company; provided that, such easements, leases, reservations, rights, defects or irregularities do not materially impair the use of such property or assets for the purposes for which they are held; further provided that such easements, leases, reservations, rights, defects or irregularities are not of such a nature that the Property is not financeable under customary terms and conditions;

(vi) riparian, littoral and other rights created by the fact that a portion of the Land or any portion of the Property formerly or currently comprises shores or bottoms of navigable waters that have been disclosed in the Seller Disclosure Letter;

(vii) zoning and subdivision ordinances;

(viii) terms and conditions of licenses, permits and approvals for the Property and Laws of any Governmental Entity having jurisdiction over the Property, in each case that have been disclosed in the Seller Disclosure Letter;

(ix) any Liens or Encumbrances or privilege vested in any lessor or any licensor for rent or other obligations of the Company under any Material Contracts, in each case, so long as the Company has not defaulted and is not reasonably likely to default with respect to such rent or other obligations; and

(x) rights of tenants under operating leases whose occupancy may be terminated on thirty (30) days or less  notice and rights of guests in possession or holding reservations for future use or occupancy of the applicable Property.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or “group” (as defined in Rule 13d-5(b)(1) under the Exchange Act).

“Portside Facility” means the land-based facilities adjacent to the Vessel that houses the administrative offices of the Company, the kitchen servicing the Vessel and the entrance to the Vessel.

“Property” means the Land, the Fixtures and the Vessel.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Pre-Closing Obligations” mean any (i) Liabilities related to or arising out of any facts or circumstances that occurred prior to the Closing for which Seller is required to indemnify, save and hold harmless the Buyer Indemnified Parties pursuant to Section 9.2(a), including, but not limited to, any and all Liabilities related to the Vessel becoming Fully Operational and all Liabilities set forth in the Seller Disclosure Letter, including, but not limited to, Sections 4.6, 4.14(d) and 4.21 of the Seller Disclosure Letter, (ii) outstanding balances on all checks written by the Company on or prior to the Closing that have not yet cleared and been paid, and (iii) outstanding balances regarding any payables by the Company on or prior to the Closing to any Affiliate of the Company or Seller.

“Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner or managing member or (ii) at least 50% of the securities or other equity interests having by their terms voting power to elect a majority of the board of directors (or others performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries.

“Survival Period” means the applicable period of survival specified in Section 9.1 during which period a party may assert a claim for indemnification.

“Taxes” means any and all taxes, charges, fees, levies, tariffs, duties, liabilities, impositions or other assessments of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any tax authority or other Governmental Entity, including, without limitation, income, gross receipts, profits, gaming, excise, real or personal property, environmental, sales, use, value-added, ad valorem, withholding, social security, retirement, employment, unemployment, workers’ compensation, occupation, service, license, net worth, capital stock, payroll, franchise, gains, stamp, transfer and recording taxes, and shall include any Liability for such amounts as a result either of being a member of a combined, consolidated, unitary or affiliated group or as a transferee or successor, by Contract, or otherwise.

“Tax Return” means any report, return (including any information return), claim for refund, election, estimated Tax filing or payment, request for extension, document, declaration or other information or filing required to be supplied to any tax authority or other Governmental Entity with respect to Taxes, including attachments thereto and amendments thereof.

“Third-Party Intellectual Property” means any rights to Intellectual Property owned by any third party.

“Treasury Regulation” means the regulations promulgated under the Code by the U.S. Department of the Treasury.

“Tropicana Bankruptcy” means the jointly administered bankruptcy cases commenced by Tropicana Entertainment, LLC and its subsidiaries on May 5, 2008 in the United States Bankruptcy Court for the District of Delaware, Case No. 08-10856.

“Vessel” means the vessel known as BELLE OF ORLEANS, Official Number 1033140, including all: (i) superstructure currently constructed thereon; (ii) plans and specifications therefor, if owned by and in the possession of the Company; (iii) existing warranties therefore; and (iv) parts, spares, tools, equipment, machinery, gear, implements, broached and unbroached consumable stores, provisions for furniture, fixtures, fuel, pumps, anchors, cables, chains, rigging, tackle, fittings, accessories, appurtenances, appliances, supplies therefor, ramps, generators and related equipment (including existing walkways), related to the Vessel whether located onboard the Vessel or elsewhere.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and analogous state, local or foreign Law (including any state Laws relating to plant closings or mass layoffs).

“Working Capital” means the current assets of the Company minus the current liabilities of the Company, determined in accordance with GAAP and on a basis consistent with the policies, practices, procedures and principles used in preparing (i) the Balance Sheet and (ii) the Working Capital calculation attached as Annex I to Section 2.4 of the Seller Disclosure Letter.

“Working Capital Target Amount” means $0.

(b) The following are defined elsewhere in this Agreement, as indicated below:

Terms	Cross Reference in Agreement

Additional Deposit Agreement	Section 2.2(c) Preamble
Adjustments	Section 2.4
Assets Audited Financial Information	Section 2.3(a) Section 4.4
Auditor	Section 2.3(b)
Broker	Section 4.18
Buyer	Preamble
Buyer Disclosure Letter Buyer Indemnified Parties	Article V Section 9.2(a)
Buyer Permits	Section 5.4(b)
Buyer Plans	Section 6.2(b)
Closing	Section 3.1
Closing Date	Section 3.1
Closing Balance Sheet	Section 2.5(a)
Closing Date Working Capital	Section 2.5(a)
Company	Recitals
Company Benefit Plans	Section 4.14(a)
Company Permits	Section 4.12
Confidentiality Agreement	Section 6.3(a)
Continuing Employees	Section 6.2(a)
Deductible	Section 9.6(A)
Determination Date	Section 2.5(b)
ERISA	Section 4.14(a)
Escrow Agent	Section 2.2(a)
Escrow Agreement	Section 2.2(a)
Escrow Funds	Section 2.2(a)
Estimated Working Capital Deficiency Estimated Working Capital Excess Final Working Capital Adjustment	Section 2.4 Section 2.4 Section 2.5(c)
Financial Information	Section 4.4
Financial Information Deliverable Requirement Financing Financing Deadline GAAP	Section 6.15 Section 6.15 Section 2.2(b) Section 4.4
Governmental Approvals	Section 6.4(a)
Governmental Entity	Section 4.2(c)
HSR Act	Section 4.2(c)
Initial Working Capital	Section 2.4
Indemnified Party	Section 9.4
Indemnifying Party	Section 9.4
Inspection	Section 6.3(a)
Latest Balance Sheet LGCB	Section 4.4 Section 6.4(f)
LLC Interests	Recitals
Louisiana Permits	Section 5.4(a)
Notice	Section 9.4
Offering Documents Original Deposit Overlap Period Pre-Closing Balance Sheet	Section 6.15 Section 2.2(a) Section 6.14(a) Section 2.4
Pre-Closing Working Capital Statement	Section 2.4
Property Employees	Section 4.14(a)
Purchase Price	Section 2.1
Purchase Price Allocation	Section 2.3
Real Property	Section 4.19(a)
Representatives	Section 5.3(a)
Required Financial Information Restraint	Section 6.15 Section 7.1(a)
Seller	Preamble
Seller 401(k) Plan Seller Disclosure Letter	Section 6.2(h) Section 3.2(e)
Seller Indemnified Parties	Section 9.2(b)
Shipping Act	Section 4.17(b)
Structures	Section 4.19(c)(iii)
Survival Period	Section 9.1
Third Party Claim	Section 9.5
Unaudited Financial Information	Section 4.4
Wimar Working Capital Statement	Section 2.3(a) Section 2.5(a)

Section 11.2 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be governed by and construed in accordance with the internal substantive Laws (other than conflicts-of-law principles) of the State of New York.  Each party consents to the personal jurisdiction of the state and federal courts located in the State of New York in connection with any controversy related to this Agreement, waives any argument that venue in any such forum is not convenient and agrees that any litigation initiated by any of them in connection with this Agreement shall be venued in the United States District Court for the Southern District of New York.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF THE WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.2(b).

Section 11.3 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, fax (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Buyer or PGP, to:

AB Casino Acquisition LLC

600 Star Brewery Drive, Suite 110

Dubuque, Iowa 52001

Attn:  Natalie Schramm and Jonathan Swain

Fax:  (563) 690-1394

with a copy to:

White & Case, LLP

1155 Avenue of the Americas

New York, NY 10036

Attn: Nazim Zilkha, Esq.

Fax: (212) 354-8113

(b) if to Seller, to:

Columbia Properties New Orleans, L.L.C.
740 Centre View Blvd.
Crestview Hills, Kentucky 41017
Attn:  Joseph Yung
Fax: (859) 578-1190

with a copy to:

Katz, Teller, Brant & Hild
255 East Fifth Street, Suite 2400
Cincinnati, Ohio 45202
Attn:  John R. Gierl, Esq.
Fax: (513) 762-0078

Section 11.4 Interpretation.  When a reference is made in this Agreement to Sections or exhibits, such reference shall be to a Section or exhibit of this Agreement unless otherwise indicated.  All exhibits and Disclosure Letters of this Agreement are incorporated herein by reference.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.  Each of Buyer and Seller will be referred to herein individually as a “party” and collectively as “parties” (except where the context otherwise requires).

Section 11.5 Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.6 Entire Agreement.  This Agreement and all documents and instruments referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in full force and effect after the Closing.  Each party hereto agrees that, except for the representations and warranties contained in this Agreement and the respective Disclosure Letters, neither Seller nor Buyer makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its respective Representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding any delivery or disclosure to any of them or their respective Representatives of any documentation or other information with respect to any one or more of the foregoing.

Section 11.7 Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 11.8 Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties.  Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever; provided, that Buyer may assign its rights, interests and obligations hereunder (i) to any Affiliate of Buyer and (ii) for the purpose of securing the Financing; provided, further, that if Buyer makes any assignment referred to in (i) or (ii) above, Buyer shall remain liable under this Agreement.  Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 11.9 Parties of Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 11.10 Mutual Drafting.  Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.  In the event any ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 11.11 Amendment.  This Agreement may be amended by Buyer, PGP and Seller; provided that such amendment is effected by an instrument in writing signed on behalf of each of Buyer, PGP and Seller.

Section 11.12 Extension; Waiver.  At any time prior to the Closing, Buyer and Seller by action taken or authorized by their respective boards of directors or managers, as the case may be, may, to the extent legally allowed, (a) extend the time for or waive the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

Section 11.13 Time of Essence.  Time is of the essence with respect to this Agreement and all terms, provisions, covenants and conditions herein.

Section 11.14 Specific Performance.  Notwithstanding anything to the contrary contained in this Agreement, the parties agree that Buyer shall, without the requirement of posting a bond or other security, be entitled to equitable relief, including an injunction or injunctions against Seller, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement by Seller, in addition to any other remedy to which Buyer is entitled at law or in equity.  If Buyer seeks such equitable relief, and is unsuccessful in obtaining such equitable relief, Buyer shall not be precluded from pursuing any other remedy to which Buyer is entitled at law or in equity, regardless of whether or not the Outside Date has occurred during the pendency of the proceedings to pursue such equitable relief.

Section 11.15 Disclosure Letters.  Each of Buyer and Seller has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates.  A matter set forth in one section of a Disclosure Letter need not be set forth in any other section of the Disclosure Letter so long as its relevance to the latter section of the Disclosure Letter or section of the Agreement is reasonably apparent on the face of the information disclosed in the Disclosure Letter to the Person to which such disclosure is being made.  The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.  Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material,” “Material Contract,” “Company Material Adverse Effect” or other similar terms in this Agreement.

                    Section 11.16 PGP Guarantee.  If Buyer breaches its obligations to pay the Additional Deposit pursuant to Section 2.2(c) in accordance with the terms of this Agreement, PGP hereby agrees to guarantee Buyer’s obligations to make such payment upon written demand from Seller.

Section 11.17 Counterparts.  This Agreement may be executed by facsimile and/or in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

Seller:                                                                                     Buyer:

COLUMBIA PROPERTIES NEW                                   AB CASINO ACQUISITION LLC
ORLEANS, L.L.C.

By:        /s/ Theodore R. Mitchel                                           By:     /s/ Jonathan Swain

Name:    Theodore R. Mitchel                                               Name:    Jonathan Swain

Its:         Vice President/CFO                 Its:        Chief Operating Officer

                                PGP, solely for purposes of Sections 2.2(c), 6.7(a)(2), 8.2, 11.3(a) 11.11 and 11.16:

                                PENINSULA GAMING PARTNERS, LLC

                                By:       /s/ M. Brent Stevens

                                Name:   M. Brent Stevens

                                Its:         Chief Executive Officer